UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933-

[X] Form C: Offering Statement
□ Form C-U: Progress Update
□ Form C/A: Amendment to Offering Statement
□Check box if Amendment is material and investors must reconfirm within five business days.
□ Form C-AR: Annual Report
□ Form C-AR/A: Amendment to Annual Report
□ Form C-TR: Termination of Reporting

1. **Name of issuer:** Southern Pressed Juicery LLC
2. **Form:** Limited Liability Company
3. **Jurisdiction of Incorporation/Organization:** South Carolina
4. **Date of organization:** December 19, 2014
5. **Physical address of issuer:** 2 Washington Street, Greenville, South Carolina 29601
6. **Website of issuer:** www.southernpressedjuicery.com
7. **Is there a co-issuer:** No
8. **Name of co-issuer:** N/A
9. **Form:** N/A
10. **Jurisdiction of Incorporation/Organization:** N/A
11. **Date of organization:** N/A
12. **Physical address:** N/A
13. **Website:** N/A
14. **Name of intermediary facilitating the offering:** Vicinity, LLC
15. **CIK number of intermediary:** 0001798542
16. **SEC file number of intermediary:** 7-223
17. **CRD number, if applicable, of intermediary:** 307772

18. **Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount**

of referral and any other fees associated with the offering: Commission equalling 6% of the total amount raised payable at each closing.

19. **Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:**
2% of the total amount raised in the form of the securities offered in this offering.
1% transaction fee on all payments from the Company to investors that will be withheld from the proceeds to investors.

20. **Type of security offered:** Non-voting Preferred Units
21. **Target number of securities to be offered:** 5,000
22. **Price (or method for determining price):** $10.00
23. **Target offering amount:** $50,000

24. **Oversubscriptions accepted:** [x] Yes □ No
25. **If yes, disclose how oversubscriptions will be allocated:** □ Pro-rata basis [x] First-come, first-served basis □ Other – provide a description:

26. **Maximum offering amount:** $500,000
27. **Deadline to reach the target offering amount:** December 3, 2026
28. **Current number of employees with issuer and co-issuer:** 13

29. **Financial Information:**

Issuer	Most recent fiscal year-end	Prior fiscal year-end
Total Assets:	$288,547	$103,064
Cash & Cash Equivalents:	$27,366	$7,798
Accounts Receivable:	$0	$0
Short-term Debt:	$116,341	$134,202
Long-term Debt:	$170,375	$0
Revenues/Sales:	$786,919	$820,090
Cost of Goods Sold:	$272,157	$260,753
Taxes Paid:	$0	$0
Net Income:	$14,493	($86,232)

30. **Indicate which jurisdictions in which the issuer intends to offer the securities:** All US states and territories.

Amount Header	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$2,500.00	$150.00	$2,350.00
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1) This excludes fees to company’s advisors, such as attorneys and accountants, reimbursements for expenses, and compensation paid in the form of securities.

Attestations

Requirements for Filing Form C

Southern Pressed Juicery LLC, a South Carolina limited liability company (the "Company" or "Issuer"), organized in 2014, with its principal place of business at 2 Washington Street, Greenville, South Carolina 29601, United States, and its website address https://www.southernpressedjuicery.com/ has certified that all following statements are TRUE, in all material respects, for the Company in connection with this Offering:

1. It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

2. It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

3. It is not an investment company registered or required to be registered under the Investment Company Act of 1940.

4. It is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

5. It has filed with the Commission and provided to Investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement or for such a shorter period that the Issuer was required to file such reports.

6. It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

7. It is not currently subject to any bad actor disqualifications under any relevant U.S. securities laws.

Representation Attestation

The content of Form C is based entirely upon the Issuer's representations. Issuer hereby certifies and attests that, to the best of their knowledge, the information provided in Form C is true, accurate, and complete to the best of their knowledge at the time of this attestation.

The Issuer understands the legal and binding nature of this attestation and acknowledges that any false or misleading information provided herein may have legal consequences.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Southern Pressed Juicery LLC

By: ___________________________

Name: Olivia Esquivel

Title: Manager

Date:

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

[Filing Date]
Form C
Up to $500,000

Southern Pressed Juicery LLC (“Southern Pressed Juicery,” the “Company,” “we,” “us,” or “our”), a South Carolina limited liability company, is offering up to $500,000 (the “Maximum Offering Amount”) of non-voting Preferred Units (the “Securities” or “Preferred Units”) to investors (“Investor(s),” “you,” or “your”) in this offering (the “Offering”) pursuant to Regulation Crowdfunding. The Target Offering Amount is $50,000, and the minimum investment amount per investor is $2,500.

This Offering is exempt from registration pursuant to Section 4(a)(6) (“Reg CF”) of the Securities Act of 1933, as amended (the “Securities Act”). This Offering is made on the registered funding portal, Vicinity LLC, available at https://marketplace.vicinityventures.co/offers/mtcy--southern-pressed-juicery

A prospective Investor from any participating jurisdiction must purchase the Units through the Intermediary. Investments may be accepted or rejected by The Company in its sole discretion. The Company or the Intermediary can accept, reject, cancel, or rescind the offer to sell Units at any time, for any reason.

This form will be provided to the SEC as part of the Company’s offering statement on Form C (the “Form C”).

The Offering is being made through Vicinity, LLC (the “Intermediary”). The Intermediary will be entitled to receive fees and compensation in the form of securities related to the purchase and sale of the Securities.

The Company has certified that all of the following statements are true in connection with this Offering:

1. The Company is organized under, and subject to, the laws of a State or territory of the United States;
2. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);
3. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the “Investment Company Act”), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act;
4. The Company is not ineligible to offer or sell securities in reliance on Regulation Crowdfunding as a result of disqualification as specified in § 227.503(a);
5. To the extent required, The Company has filed with the Securities and Exchange Commission (“SEC”) and provided to investors any ongoing annual reports required by law during the two years immediately preceding the filing of the Form C;
6. The Company has a specific business plan, which does not include engagement in a merger or acquisition with an unidentified company or companies; and
7. The Company (i) has no predecessor company, (ii) has not previously sold securities pursuant to Regulation Crowdfunding that remain outstanding, and (iii) is in compliance with all other eligibility requirements of Regulation Crowdfunding.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Units are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

THESE UNITS INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY UNIT THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND

ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO UNITS MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF AND SUBJECT TO ANY ADDITIONAL RESTRICTIONS SET FORTH IN THE COMPANY'S OPERATING AGREEMENT AND SUBSCRIPTION AGREEMENT. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTOR

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW FACILITATOR

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW FACILITATOR SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward-Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give The Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions The Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read

and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond The Company's control), and assumptions. Although The Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, The Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by The Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website no later than 120 days after the end of its fiscal year.

Once posted, the annual report may be found on The Company's website listed herein.

The Company must continue to comply with the ongoing reporting requirements until:

(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) The Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company, or any other relevant matters, and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering, and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not

changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

The Offering

Minimum amount of securities being offered	5,000 Preferred Units ($50,000)
Maximum amount of securities being offered	50,000 Preferred Units ($500,000), excluding Bonus Units
Purchase price per Security	$10.00 per Preferred Unit
Minimum investment amount per investor	$2,500 (250 Preferred Units), with additional investments in increments of $10.00
Preferred Return	10% per annum, cumulative and non-compounding, on each investor's Unreturned Capital Contribution
Use of proceeds	Net proceeds will be used by the Company to scale wholesale production and distribution of Southern Fix, its cold-pressed performance juice brand, through working capital, operations, and sales and marketing, and for targeted equipment purchases. Further details are found in the Use of Proceeds section.
Voting Rights	None. Preferred Units are non-voting, except for the limited Preferred Majority consent rights described under "Terms."

As part of this Regulation Crowdfunding Offering, Southern Pressed Juicery LLC (the "Company") intends to raise up to $500,000 (the "Maximum Offering Amount") through the issuance of up to 50,000 non-voting Preferred Units (the "Securities"), excluding any Bonus Units. The Target Offering Amount is $50,000 (the "Target Amount"). The Company will accept subscriptions in excess of the Target Amount, up to the Maximum Offering Amount, on a first-come, first-served basis, and may, in its sole discretion, close the Offering at any amount between the Target Amount and the Maximum Offering Amount.

The Securities are being offered at a price of $10.00 per Preferred Unit, with a minimum investment of $2,500 (250 Preferred Units) and additional investments in increments of $10.00. The price reflects a pre-money valuation of $4,500,000, based on the 450,000 Common Units outstanding before the Offering. If the Maximum Offering Amount is raised, the Preferred Units sold in the Offering will represent approximately 10.0% of the Company's outstanding Units, or approximately 13.0% if the maximum number of Bonus Units is issued. The Intermediary will also receive Preferred Units equal to 2% of the amount raised, or approximately 0.2% of the outstanding Units at the Maximum Offering Amount.

The Preferred Units carry a cumulative, non-compounding Preferred Return of 10% per annum, on each investor's Unreturned Capital Contribution. When the Company makes distributions, other

than Tax Distributions, the Preferred Members are paid first: 70% of each distribution goes to the Preferred Members and 30% to the Common Members until each Preferred Member has received back its full Capital Contribution plus all accrued Preferred Return. After that point, all distributions are shared pro rata across every Unit, Common and Preferred alike, based on the number of Units held. This structure gives investors priority in the Company's cash flow ahead of the Company's founders and existing owners, while distributions themselves remain at the Manager's discretion and are not guaranteed.

The Preferred Units do not convert into any other class of equity, have no maturity date, and carry no right to require the Company to redeem them. Because the Manager determines the amount and timing of all distributions, the Preferred Return may accrue for an extended period before it is paid, if it is paid at all. The Preferred Units are subject to drag-along, tag-along, and transfer restrictions, as further described under "Terms" below. The Company may conduct multiple closings on a rolling basis after reaching the Target Amount.

Proceeds from the Offering will be used primarily to support the growth of Southern Fix, the Company's cold-pressed performance juice brand, as it expands through regional and national distribution partners. A detailed breakdown of the planned use of funds can be found in the "Use of Proceeds" section of this Offering Statement.

Bonus Units

Southern Pressed will provide certain bonus allocations to eligible investors at the time of their investment. Bonus allocations are awarded in the form of additional Preferred Units ("Bonus Units"), issued together with the investor's purchased Preferred Units at closing and rounded up to the nearest whole Unit. Bonus Units do not represent additional capital contributions. Investors may combine bonus eligibility across the incentive types below (for example, Early Investor and Investment Size incentives), but will receive only the highest bonus for which they qualify within each incentive type.

> **Early Investor Incentive** – Investors who make their investment commitment within the first ten (10) days of the Offering will receive a 5% bonus on the Preferred Units purchased. Example: if an investor purchases 1,000 Preferred Units within the first ten days of the Offering, the investor will hold 1,050 Preferred Units for the same investment.
>
> **Investment Size Incentive** – Investors whose total investment commitment in the Offering is $25,000 or more will receive a 10% bonus on the Preferred Units purchased, and investors whose total investment commitment is $100,000 or more will receive a 20% bonus. Example: an investor who invests $25,000 and purchases 2,500 Preferred Units will hold 2,750 Preferred Units, and an investor who invests $100,000 and purchases 10,000 Preferred Units will hold 12,000 Preferred Units, in each case for the same investment.

Membership Incentive – Investors who are active members of the Vicinity Venture Club at the time of their investment will receive a 5% bonus on the Preferred Units purchased, and investors who are active members of VentureSouth at the time of their investment will receive a 10% bonus. An investor who is a member of both programs will receive the 10% VentureSouth bonus. Example: if a VentureSouth member purchases 1,000 Preferred Units, the investor will hold 1,100 Preferred Units for the same investment.

Combining Incentives – Bonuses earned under different incentive types are added together and applied to the number of Preferred Units purchased, and the total is rounded up to the nearest whole Unit. The maximum combined bonus is 35%. Example: a VentureSouth member who invests $100,000 within the first ten days of the Offering qualifies for the Early Investor (5%), Investment Size (20%), and Membership (10%) incentives, for a combined bonus of 35%, and will hold 13,500 Preferred Units for the 10,000 Preferred Units purchased.

Investors must be active members of the applicable membership program at the time of investment to qualify for the Membership Incentive. Eligibility for the Early Investor and Investment Size incentives is determined from the Intermediary's records of each investment commitment, and the Investment Size Incentive is measured by the total amount an investor commits in the Offering. The Company's determination of an investor's bonus eligibility is final.

Terms; No Additional Consideration.

Bonus Units are Preferred Units for all purposes of the Operating Agreement. For avoidance of doubt, Bonus Units are provided for no additional consideration and are effectively a discount to the investment price; fractional Units are not issued and are rounded up to the nearest whole Unit. Because Bonus Units carry no Capital Contribution, no Unreturned Capital Contribution or Preferred Return accrues on them. Bonus Units share in distributions only after all Priority Amounts have been paid, when distributions are made to all Members in proportion to their Units.

Terms

Terms of the Preferred Units

The following is a summary of the material terms of the Preferred Units, the Company's Restated Operating Agreement (the "Operating Agreement"), and the Subscription Agreement and Joinder (the "Subscription Agreement") that each investor will sign. This summary does not purport to be complete and is qualified in its entirety by the full text of those documents. The Operating Agreement is attached to this Form C as **Exhibit A**, and the Subscription Agreement is attached as **Exhibit B**. Investors should read both documents in full, together with this Form C, before investing. Where this summary quotes or closely follows the Operating Agreement, the applicable section is noted. If anything in this summary conflicts with the Operating Agreement or the Subscription Agreement, those documents control. Capitalized terms used in this section are defined under "Definitions" below or in the Operating Agreement.

Securities and Economic Terms

Securities Offered. The Company is offering Preferred Units, a class of non-voting membership interest. The Company has two classes of Units: Common Units and Preferred Units. Common Units carry all of the voting rights of the Members, and Preferred Units are non-voting and have the rights, preferences, and limitations set forth in Article VI and Article XIII of the Operating Agreement. Preferred Units may be issued in one or more closings and at one or more times, and all Preferred Units, whenever issued, constitute a single class. Units are uncertificated and are recorded in the Company's Unit Ledger. (Operating Agreement, Sections 3.07, 13.01, and 13.12.)

Capital Contribution. Each investor's Capital Contribution equals the cash purchase price it pays for its Preferred Units at $10.00 per Preferred Unit, excluding any Bonus Units. Each Preferred Member's initial Capital Account equals its Capital Contribution, and Bonus Units are issued with an initial Capital Account of zero. (Operating Agreement, Article I and Section 5.06.)

Preferred Return. Each Preferred Member is entitled to a cumulative, non-compounding return at the rate of ten percent (10%) per annum, accruing daily on the basis of a 365-day year on the outstanding balance of that Preferred Member's Unreturned Capital Contribution, from the date of each Capital Contribution until that Unreturned Capital Contribution is reduced to zero. The Preferred Return determines the order of distributions; it is not a guaranteed payment and is paid only if and when the Manager makes distributions. (Operating Agreement, Article I.)

Distributions. The Manager determines the amount and timing of all distributions, and no Member has a right to demand a distribution. Except for Tax Distributions and distributions in liquidation, all distributions of cash or other property, whether from operations or from a Sale of the Company, refinancing, or other capital transaction, are made in the following order and priority: (Operating Agreement, Section 6.02.)

(a) **Priority Distributions.** First, for so long as any Preferred Member has a Priority Amount greater than zero, seventy percent (70%) to the Preferred Members and thirty percent (30%) to the Common Members. A Preferred Member's Priority Amount equals the sum of its Unpaid Preferred Return and its Unreturned Capital Contribution. The amount distributed to the Preferred Members is shared among them in proportion to their respective Priority Amounts, and each Preferred Member's share is applied first to reduce its Unpaid Preferred Return and then to reduce its Unreturned Capital Contribution. The amount distributed to the Common Members is shared among them in proportion to their Common Units.

(b) **Pro Rata Distributions.** Thereafter, to all Members in proportion to the number of Units held by each, with Common Units and Preferred Units (including Bonus Units) treated as a single class.

Tax Distributions. Before any other distribution is made, and to the extent of cash available after the reasonable needs of the business, the Company expects to distribute to each Member, on or before the dates on which quarterly estimated or annual federal income tax payments are due, an amount equal to the Member's allocable share of the Company's estimated net taxable income for the applicable period multiplied by the Assumed Tax Rate (each, a "Tax Distribution"). The amount and timing of Tax Distributions remain in the Manager's discretion. Tax Distributions are advances against, and reduce, the distributions the Member is next entitled to receive. (Operating Agreement, Section 6.03.)

Limitations on Distributions. No distribution may be made if, after the distribution, the Company would be unable to pay its debts as they become due in the ordinary course of business or the Company's total assets would be less than the sum of its total liabilities, except as otherwise permitted by the South Carolina Uniform Limited Liability Company Act of 1996, as amended (the "Act"). (Operating Agreement, Section 6.04.)

Dissolution and Liquidation. The Company will dissolve upon the unanimous written consent of the Common Members, the sale of substantially all Company Property followed by a decision not to continue the business, a judicial decree of dissolution, or another event requiring dissolution under the Act. After payment or adequate provision for Company liabilities, remaining assets are distributed first to creditors (including Members who are creditors), second to establish reasonable reserves for contingent liabilities, and third to the Members in the same order as distributions under Section 6.02, after taking into account any Tax Distributions previously made. (Operating Agreement, Sections 11.01 and 11.03.)

Allocations. Profits and losses are allocated among the Members so that, as nearly as possible, each Member's Capital Account balance equals the amount that would be distributed to that Member under Section 6.02 if the Company sold all of its assets for their book values and paid its liabilities. Each Preferred Member will receive a Schedule K-1 and must report its allocable share

of the Company's income, gain, loss, and deduction whether or not it receives a distribution. (Operating Agreement, Sections 6.01 and 7.05.)

Bonus Units. Bonus Units are additional Preferred Units issued, for no additional Capital Contribution, to eligible purchasers in the Offering in accordance with the bonus program described in this Form C, rounded up to the nearest whole Unit. Bonus Units are Preferred Units for all purposes of the Operating Agreement, except that they carry no Capital Contribution, and therefore no Unreturned Capital Contribution or Preferred Return accrues with respect to them. (Operating Agreement, Section 13.03.)

Governance

Voting. Preferred Units are non-voting. Except as provided below under "Protective Provisions" or as required by a provision of the Act that cannot be varied by agreement, Preferred Members have no right to vote on, consent to, or approve any matter, and Preferred Units are not counted in determining whether any approval of the Members has been obtained. (Operating Agreement, Section 13.04.)

Protective Provisions. For so long as any Preferred Units are outstanding, the Company may not, without the written consent of Preferred Members holding a majority of the Preferred Units then outstanding (a "Preferred Majority"), (a) create, authorize, or issue any class or series of Units or other equity interest having rights to distributions senior to the Preferred Units, or (b) amend, modify, or waive any provision of the Operating Agreement in a manner that would adversely affect the distribution rights of the Preferred Units, including the Preferred Return and the order and priority of distributions. The issuance of additional Preferred Units (including Bonus Units), Common Units, or any class or series of Units on parity with or junior to the Preferred Units does not require the consent of the Preferred Members. A decision of the Preferred Majority binds every Preferred Member. (Operating Agreement, Section 13.05.)

Management. The Company is a manager-managed limited liability company, and its business and affairs are managed exclusively by the Manager, except for matters reserved to the Common Members or to the Preferred Members under the Protective Provisions. The Company has one Manager, currently Olivia Esquivel, who may be elected, removed, or replaced only by the unanimous written consent of the Common Members. Major decisions, including amending the Articles or the Operating Agreement, admitting new Members or issuing additional Membership Interests, mergers and reorganizations, a sale of substantially all Company Property, dissolution, and changing the Company's tax classification, require the unanimous written consent of the Common Members. Preferred Members, in their capacity as such, do not participate in the management or control of the Company, have no authority to act for or bind the Company, and owe no fiduciary duty to the Company or any other Member. (Operating Agreement, Sections 4.01, 4.04, 4.06, and 13.06.)

Issuance of Additional Units. Subject to the Protective Provisions, the Company may issue additional Units, including additional Preferred Units, at the times, at the prices, and on the terms determined by the Manager, without the consent of any Preferred Member. Additional issuances may dilute each Preferred Member's share of priority distributions and of pro rata distributions. (Operating Agreement, Section 3.09.)

No Preemptive, Redemption, or Conversion Rights. No Preferred Member has any preemptive right, any right to require the Company to redeem or repurchase its Preferred Units, any right to convert its Preferred Units into another class, or any anti-dilution protection. (Operating Agreement, Section 13.13.)

No Additional Capital Contributions. No Member is required to make an additional capital contribution unless the Member agrees in writing, and no amendment to the Operating Agreement may require a Member to make an additional Capital Contribution without that Member's written consent. (Operating Agreement, Sections 5.02 and 12.02.)

Amendments. The Operating Agreement may be amended only by a written instrument signed by all Common Members. Any amendment that would adversely affect the distribution rights of the Preferred Units also requires the consent of a Preferred Majority. Updates to Schedule A made by the Manager to reflect the issuance, Transfer, or redemption of Units are not amendments and require no Member approval. (Operating Agreement, Section 12.02.)

Sale, Transfer, and Liquidity

Drag-Along. If the Manager and Common Members holding a majority of the Common Units approve a Sale of the Company to a person that is not an affiliate of the Company or of any Common Member (an "Approved Sale"), each Preferred Member must consent to and raise no objection to the Approved Sale and, if it is structured as a sale of Units, sell its Preferred Units on the terms approved, provided that (a) the proceeds payable to the Members are distributed or allocated among them in accordance with Section 6.02, (b) each Preferred Member receives the same form of consideration as the Common Members, or cash equal to its fair value, and (c) no Preferred Member is required to make representations or warranties other than as to its own title to its Units, authority, and similar matters, or to bear liability in excess of the proceeds it receives. Each Preferred Member appoints the Manager as its attorney-in-fact to execute the documents necessary to complete an Approved Sale. (Operating Agreement, Section 13.07.)

Tag-Along. If one or more Common Members propose to Transfer Common Units representing more than fifty percent (50%) of the outstanding Common Units to a person other than a Common Member or a permitted estate-planning transferee, other than in an Approved Sale, each Preferred Member may elect to sell, on the same terms, a proportionate number of its Preferred Units, with the consideration allocated among the selling Members as if distributed under Section 6.02. The selling Common Members must give the Preferred Members at least fifteen (15) days' written notice of the proposed Transfer. (Operating Agreement, Section 13.08.)

Transfer Restrictions. During the one-year period beginning when a Preferred Unit is issued, it may not be Transferred except as permitted by Rule 501 of Regulation CF (see "Regulation Crowdfunding Restrictions" below). After that period, a Preferred Member may Transfer Preferred Units only with the prior written consent of the Manager, which may not be unreasonably withheld, and subject to the Company's right of first refusal: before Transferring Preferred Units for value, the Preferred Member must give the Company written notice of the proposed Transfer, and the Company (or its assignee) may purchase all or any of the Preferred Units on the same terms within thirty (30) days; Units not purchased may be Transferred to the identified transferee within sixty (60) days on terms no more favorable to the transferee. Permitted estate-planning transfers do not require Manager consent and are not subject to the right of first refusal. No Transfer may be made if it would violate securities laws, cause the Company to be treated as a publicly traded partnership, require the Company to register any class of securities under the Exchange Act or register as an investment company, or cause the Company's dissolution. Any non-compliant Transfer is void, and every transferee must execute a joinder before being admitted as a Preferred Member. (Operating Agreement, Sections 8.02 and 13.10.)

No Withdrawal; Death or Incapacity. A Member may not voluntarily withdraw from the Company except with the written consent of the Manager or through a permitted Transfer. The death, incapacity, or bankruptcy of a Preferred Member does not give the Company or any Member a right or obligation to purchase that Preferred Member's Preferred Units; the Preferred Member's successor holds the Preferred Units subject to the Operating Agreement and, upon executing a joinder, is admitted as a Preferred Member. (Operating Agreement, Sections 3.03 and 9.01.)

Information, Admission, and Other Terms

Information Rights. The Company will provide, or make available through the Intermediary's platform or the Company's website, to each Preferred Member (a) the annual report required by Rule 202 of Regulation CF for so long as the Company remains subject to that requirement, and (b) the Preferred Member's Schedule K-1, which the Company will use commercially reasonable efforts to deliver within ninety (90) days after the end of each fiscal year. To the fullest extent permitted by the Act, Preferred Members have no other right to inspect or receive information concerning the Company. (Operating Agreement, Sections 7.05 and 13.09.)

Admission; Power of Attorney. Each purchaser of Preferred Units is admitted as a Preferred Member upon (a) the Company's acceptance of its Subscription Agreement, (b) its execution, including electronically through the Intermediary's platform, of the Subscription Agreement agreeing to be bound by the Operating Agreement, and (c) the Company's receipt of the purchase price. Each Preferred Member irrevocably appoints the Manager as its attorney-in-fact, coupled

with an interest, to execute and file updates to Schedule A and filings reflecting the admission of Members or issuance of Units, the documents necessary to complete an Approved Sale, and amendments adopted in accordance with the Operating Agreement. The power of attorney survives the death, disability, dissolution, or bankruptcy of the Preferred Member. (Operating Agreement, Section 13.11.)

Limited Liability; Exculpation; Indemnification. No Member or Manager is personally liable for the debts, obligations, or liabilities of the Company solely by reason of acting as a Member or Manager. A Member, Manager, officer, employee, or agent is not liable to the Company or another Member for an act or omission made in good faith and reasonably believed to be within the scope of authority, and the Company will indemnify each current or former Member, Manager, officer, employee, or agent for claims arising from service to the Company, in each case except for gross negligence, reckless conduct, willful misconduct, knowing violation of law, or receipt of an improper personal benefit. (Operating Agreement, Sections 10.01 through 10.03.)

Confidentiality. Each Member must keep confidential the Company's nonpublic financial information, recipes, product formulations, customer and vendor information, pricing, business plans, and other proprietary information, except as disclosure is reasonably required for Company business, professional advice, financing, or compliance with law. (Operating Agreement, Section 12.08.)

Governing Law; Dispute Resolution. The Operating Agreement and the Subscription Agreement are governed by South Carolina law. Before filing a lawsuit, the parties must attempt to resolve any dispute through direct discussion and then nonbinding mediation in Greenville County, South Carolina. Any unresolved legal proceeding must be brought in a state or federal court located in Greenville County, South Carolina, and each Member waives trial by jury to the fullest extent permitted by law. (Operating Agreement, Sections 12.04 through 12.07.)

Subscription Agreement Terms

Subscription and Acceptance. Each investor subscribes for the number of Preferred Units stated on its signature page, including any Bonus Units, in exchange for its Capital Contribution. The Company may accept or reject any subscription in whole or in part for any reason; if a subscription is accepted in part, the investor's Preferred Units and Bonus Units are adjusted to the accepted Capital Contribution, and any rejected amount is returned without interest or deduction. (Subscription Agreement.)

Payment, Closing, and Cancellation. Investors pay their Capital Contribution through the Intermediary's platform into an escrow account maintained by a qualified third party, and funds are released to the Company only at a closing. The Company may hold one or more closings after the Target Amount is reached, including an early closing in. Investors may cancel their investment commitment until 48 hours before the offering deadline (or any earlier closing date), and have the

further cancellation rights described under "Cancellation of Investment Commitment" and "Material Changes to the Offering" below. (Subscription Agreement.)

Investor Representations and Indemnification. Each investor makes customary representations, including as to its authority, compliance with the Regulation CF investment limits, review of this Form C and the Operating Agreement, understanding of the risks and the restrictions on transfer, investment intent, tax matters, and sanctions and anti-money laundering compliance, and agrees to indemnify the Company, the Manager, and the Intermediary for losses arising from any breach of those representations. (Subscription Agreement.)

Definitions

Capitalized terms used in this Form C have the meanings given to them in the Operating Agreement, which is attached as **Exhibit A**. The definitions below are drawn from the Operating Agreement, with references to "this Agreement" changed to the Operating Agreement and section references noted, and are qualified in their entirety by the full text of the Operating Agreement.

"Approved Sale" means a Sale of the Company to a person that is not an affiliate of the Company or of any Common Member, approved by the Manager and Common Members holding a majority of the Common Units. (Section 13.07)

"Assumed Tax Rate" means the tax rate used to calculate Tax Distributions, as set forth in and determined by the Manager under Section 6.03 of the Operating Agreement, in consultation with the Company's tax professional. (Section 6.03)

"Bonus Units" means additional Preferred Units issued, for no additional Capital Contribution, to eligible purchasers in the Crowdfunding Offering in accordance with the bonus program described in the Form C, rounded up to the nearest whole Unit. (Section 13.03)

"Capital Contribution" means the total amount of cash and the agreed net value of any property contributed to the Company by a Member (or a Member's predecessor in interest). The Capital Contribution of a Preferred Member equals the cash purchase price paid for its Preferred Units (excluding Bonus Units). (Article I)

"Common Member" means a Member holding Common Units, in its capacity as a holder of Common Units. (Article I)

"Common Percentage Interest" means, for any Common Member as of any date, the ratio (expressed as a percentage) of the number of Common Units held by that Common Member to the total number of Common Units then outstanding. (Article I)

"Common Units" means the Units designated as Common Units under Section 3.07 of the Operating Agreement, including the Units resulting from the re-denomination of the Members'

existing Membership Interests under Section 3.08. Common Units carry all of the voting rights of the Members. (Article I and Section 3.07)

“Company” means Southern Pressed Juicery LLC, a South Carolina limited liability company. (Article I)

“Company Property” means all real, personal, tangible, and intangible property owned by the Company. (Article I)

“Intermediary” means the funding portal registered with the Securities and Exchange Commission through which the Crowdfunding Offering is conducted, which is Vicinity, LLC. (Section 13.02)

“Manager” means the person or persons serving as manager of the Company under Section 4.06 of the Operating Agreement, currently Olivia Esquivel. (Article I)

“Member” means each person listed on Schedule A to the Operating Agreement and any person later admitted as a Member under the Operating Agreement. (Article I)

“Membership Interest” means a Member’s entire economic, voting, and other ownership interest in the Company, as represented by the Units held by that Member. (Article I)

“Operating Agreement” means the Restated Operating Agreement of the Company, including Schedule A and any written amendments properly adopted under it. (Article I)

“Percentage Interest” means, for any Member as of any date, the ratio (expressed as a percentage) of the number of Units held by that Member to the total number of Units then outstanding. (Article I)

“Preferred Majority” means Preferred Members holding a majority of the Preferred Units then outstanding. (Section 13.05)

“Preferred Member” means a Member holding Preferred Units, in its capacity as a holder of Preferred Units. (Article I)

“Preferred Return” means, for each Preferred Member, a cumulative, non-compounding return at the rate of ten percent (10%) per annum, accruing daily on the basis of a 365-day year on the outstanding balance of that Preferred Member’s Unreturned Capital Contribution, from the date of each Capital Contribution until that Unreturned Capital Contribution is reduced to zero. (Article I)

“Preferred Units” means the non-voting Units designated as Preferred Units under Section 3.07 and Article XIII of the Operating Agreement, including Bonus Units. (Article I)

“Priority Amount” means, for each Preferred Member, the sum of its Unpaid Preferred Return and its Unreturned Capital Contribution. (Section 6.02(a))

"Regulation CF" means Regulation Crowdfunding, 17 C.F.R. Part 227, as amended. (Article I)

"Sale of the Company" means (a) a sale, lease, exclusive license, or other disposition of all or substantially all of the Company's assets; (b) a merger, consolidation, conversion, or similar transaction after which the persons who were Members immediately before the transaction hold less than a majority of the voting power of the surviving or resulting entity; or (c) a Transfer, in one transaction or a series of related transactions, of Common Units representing more than fifty percent (50%) of the outstanding Common Units, in each case other than to a Common Member or an affiliate of a Common Member. (Article I)

"Securities Act" means the Securities Act of 1933, as amended. (Article I)

"Subscription Agreement" means the Subscription Agreement and Joinder between the Company and each investor in the Crowdfunding Offering, attached to this Form C as Exhibit C.

"Tax Distribution" means a distribution to a Member, made before other distributions and at the Manager's discretion, equal to the Member's allocable share of the Company's estimated net taxable income for the applicable period multiplied by the Assumed Tax Rate. (Section 6.03)

"Transfer" means any sale, assignment, gift, pledge, encumbrance, or other disposition of all or any part of a Membership Interest, whether voluntary, involuntary, or by operation of law. (Article I)

"Unit" means a unit of Membership Interest, whether a Common Unit or a Preferred Unit, which entitles the Member holding such Unit to the rights set forth in the Operating Agreement. (Article I)

"Unpaid Preferred Return" means, for each Preferred Member as of any date, the excess of (a) the cumulative Preferred Return accrued through that date over (b) the cumulative distributions made to that Preferred Member under Section 6.02(a) of the Operating Agreement and applied to its Unpaid Preferred Return. (Article I)

"Unreturned Capital Contribution" means, for each Preferred Member as of any date, the excess of (a) its aggregate Capital Contributions for Preferred Units over (b) the cumulative distributions made to that Preferred Member under Section 6.02(a) of the Operating Agreement and applied to its Unreturned Capital Contribution. (Article I)

Regulation Crowdfunding Restrictions

These securities may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless the securities are transferred (1) to the

issuer of the securities, (2) to an accredited investor, (3) as part of an offering registered with the SEC, or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance, all in compliance with applicable securities laws.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories at the time of the sale of the securities to that person.

The term "Member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, including adoptive relationships.

THE INTERESTS HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF BY A PURCHASER WITHOUT THE PRIOR WRITTEN CONSENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER, COMPLIANCE WITH THE TERMS OF THIS AGREEMENT AND COMPLIANCE WITH ALL APPLICABLE PROVISIONS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THE RULES AND REGULATIONS PROMULGATED UNDER EACH OF SUCH ACTS AND ANY APPLICABLE STATE "BLUE SKY" OR SECURITIES LAWS.

Closing and Escrow Process

Investors that have committed investment amounts and electronically signed the securities agreement will contribute funds into the designated escrow account for this offering. Once the minimum offering amount has been raised and the offering period has ended, the committed investment amounts will be released from escrow upon satisfaction of the escrow agreement and the offering will be deemed to have successfully closed and the respective investors' investment will be confirmed. Vicinity will notify investors when the offering target amount has been met. Rolling closes may be used once the minimum offering amount has been raised and prior to the offering ending. Investors will be notified 5 days in advance of any early or rolling closes on their pending investment commitments.

Cancellation of Investment Commitment

Investors may cancel an investment commitment until 48 hours prior to the end of the offering period identified. If an investor does not cancel an investment commitment before the 48-hour period prior to the end of the offering period and the minimum offering amount has been met, the funds will be released to the issuer upon closing and the investor will receive securities in exchange for his or her investment. Vicinity will notify investors if the minimum offering amount has been met. Unless the issuer raises at least the minimum offering amount through this offering, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned.

Early Termination of the Offering Period

If the issuer raises at least the minimum offering amount prior to the end of the offering period, the end date of the offering period may be accelerated, provided that the offering period must be at least 21 days. Investors that have committed funds will be notified of such change at least 5 business days prior to the new end date.

Material Changes to the Offering

If the issuer determines that there are any material changes to the offering, investors will be notified of such change and given instructions to reconfirm his or her investment commitment within 5 business days. If an investor does not reconfirm his or her investment commitment within such time period, the investor's investment commitment will be canceled, and the committed funds will be returned.

Valuation of the Security in the Future

The Preferred Units are not publicly traded, and no market for them is expected to develop. Their value will depend on the Company's ability to generate cash for distributions and on the terms of any future Sale of the Company. If the Company is unable to make distributions, the value of the Securities may be impacted adversely, and the investor may lose some or all of the money invested.

Corporate Actions of the Issuer

Because the Preferred Units are governed by their own terms under the Company's Restated Operating Agreement (the "Operating Agreement") and the subscription agreement rather than by any general right to participate in Company decisions, the Company can take most corporate actions without the consent of the Preferred Members. Preferred Units are non-voting, and the Operating Agreement gives Preferred Members a consent right over only a narrow set of matters: the creation or issuance of any class of Units senior to the Preferred Units in distributions, and any amendment that would adversely affect the distribution rights of the Preferred Units, including the Preferred Return and the order and priority of distributions. Those matters require the written consent of Preferred Members holding a majority of the Preferred Units then outstanding (a "Preferred Majority"), and a decision of the Preferred Majority binds every Preferred Member. No amendment may require a Member to make an additional capital contribution without that Member's written consent. Everything else, including the Company's governance, capital structure, financing, and business decisions, remains within the discretion of the Company's Manager and Common Members, in which Preferred Members hold no seat, vote, or veto. Preferred Members will have no ability to influence the policies or any other corporate matter of the Company.

Without the approval of the Preferred Members, the Company may, among other things: (i) issue additional Preferred Units (including Bonus Units), Common Units, or any other class or series of Units with distribution rights on parity with or junior to the Preferred Units; (ii) issue convertible notes, SAFEs, options, warrants, or other rights to acquire Units on parity with or junior to the Preferred Units; (iii) incur additional indebtedness, including senior or secured debt that must be repaid before any distribution to Members, and grant liens on Company assets; (iv) amend its Articles of Organization or Operating Agreement in any manner that does not adversely affect the distribution rights of the Preferred Units; (v) set the compensation of Members, the Manager, officers, and employees, including guaranteed payments to the Common Members; (vi) repurchase or redeem Units from other holders; (vii) enter into transactions with Members, the Manager, and their affiliates, including decisions regarding repayment of amounts owed to insiders; (viii) acquire or dispose of assets, enter into a merger, conversion, reorganization, or sale of the Company, or dissolve; and (ix) determine whether, when, and in what amounts to make distributions, including Tax Distributions. Several of these actions directly affect Preferred Members: the Manager alone decides the amount and timing of distributions, so the Preferred Return may accrue for an extended period without being paid; additional Preferred Units dilute each Preferred Member's share of the 70% priority allocation and of later pro rata distributions; debt the Company incurs is paid before any distribution to Members; and under the drag-along provision of the Operating Agreement, Preferred Members can be required to sell their Preferred Units in a Sale of the Company approved by the Manager and holders of a majority of the Common Units.

This risk is heightened by the Company's ownership and governance structure. Olivia Esquivel and Brandy Cogsdill together hold all of the Company's outstanding Common Units, which carry all of the voting rights of the Members, and Ms. Esquivel serves as the Company's sole Manager. Under the Operating Agreement, Member action may be taken by written consent without a meeting, and amendments to the Articles of Organization or the Operating Agreement, mergers, conversions, sales of all or substantially all of the Company's assets, and dissolution require only the unanimous written consent of the Common Members, all of which Ms. Esquivel and Ms. Cogsdill control. The Manager may be elected, removed, or replaced only by the Common Members. The Operating Agreement also limits the liability of the Members, the Manager, and officers and requires the Company to indemnify them, except in cases of gross negligence, reckless conduct, willful misconduct, knowing violation of law, or receipt of an improper personal benefit. As a result, the decisions described above may be made by the same two individuals without an independent board or minority Member check, and Preferred Members will have no ability to weigh in on, or object to, any of them beyond the limited consent rights described above. Investors should not invest unless they are comfortable entrusting these decisions to the Company's Manager and Common Members.

Certain tax considerations

The Company is treated as a pass-through entity (a partnership) for U.S. federal income tax purposes, and Preferred Members will be treated as partners. Each Preferred Member will receive a Schedule K-1 and must report its allocable share of the Company's income, gain, loss, and deduction on its own tax return, whether or not the Company makes any cash distribution. The Operating Agreement allocates profits and losses so that each Member's capital account tracks the amount it would receive under the distribution order described above, and Bonus Units are issued with an initial capital account of zero. The Company expects, but is not required, to make Tax Distributions to help Members pay taxes on allocated income, and the amount and timing of any Tax Distribution is at the Manager's discretion. This summary is not intended to be, nor should be construed to be, legal or tax advice to any particular person. All prospective investors are urged to consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences related to the purchase, ownership and disposition of the Securities based on their particular circumstances.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned:

Name	**% owned**

Olivia Esquivel	54.26%
Brandy Cogsdill	45.74%

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their qualifications.

Name: Olivia Esquivel
Position: Co-owner and Manager
Dates: May 2015–Present
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

- Southern Pressed Juicery LLC, Greenville, South Carolina | Co-owner and Manager | May 2015–Present

Responsible for business strategy, financial oversight, staffing, and operational management. Also responsible for the development and growth of Southern Fix, the Company's cold-pressed performance juice brand, including product development, distributor and retail relationships, wholesale sales, and fundraising.

Education

Dual Bachelor of Arts, Furman University
MBA, North Greenville University

Name: Brandy Cogsdill
Position: Co-owner
Dates: March 27, 2024–Present
Full-time or Part-Time: Full-time

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates (including company name and location)

- Southern Pressed Juicery LLC, Greenville, South Carolina | Co-owner | March 2024–Present

Responsible for business strategy, financial oversight, staffing, and operational management. Also responsible for the development and growth of Southern Fix, the Company's cold-pressed performance juice brand, including product development, distributor and retail relationships, wholesale sales, and fundraising.

- Armada, Greenville, South Carolina | Asset Manager | April 1, 2025–Present

Responsible for underwriting multifamily loan assumptions for commercial banking clients.

Education

Bachelor of Science in Business Administration, University of South Carolina Upstate

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Units
Amount outstanding	450,000 Common Units
Voting Rights	Yes. Common Units carry all of the voting rights of the Members.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Common Members hold all voting rights, elect and remove the Manager, and may approve amendments, a Sale of the Company (including a drag-along of the Preferred Units), and the issuance of additional Units on parity with or junior to the Preferred Units without Preferred Member consent. Common Members receive 30% of distributions while any Priority Amount is outstanding and, after Priority Amounts are paid, share in distributions pro rata with the Preferred Units.

Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering, if convertible securities).	100% (prior to the Offering)

The Company has the following debt outstanding:

Type of debt	Revolving line of credit (United Community Bank)	Term loan (Wayflyer)
Amount outstanding	Up to $50,000 available; balance as of 11/4/26: $50,000	$50,000 principal ($55,450 total repayment)
Interest rate	Wall Street Journal Prime Rate plus 1% (7.75% initial rate)	Fixed financing fee of $5,450
Describe any collateral or security	Secured by Company assets	N/A
Maturity date	May 20, 2027	Weekly payments of $1,493 until repaid (approximately 37 payments from August 2026)
Other material terms	Entered May 20, 2026. Interest payable monthly; all outstanding principal and unpaid interest due at maturity. Requires a zero balance for at least 30 days during its one-year term.	Entered August 19, 2026. Total repayment of $55,450, including the fixed financing fee.

In addition, a $25,000 loan from a Member of the Company, bearing interest at 8% per annum, had an outstanding principal balance of approximately $3,273 as of December 31, 2025 and was fully repaid in 2026. The Company also leases its retail location in Greenville, South Carolina under a noncancelable operating lease that runs through August 31, 2030, with total lease liabilities of $210,143 as of December 31, 2025.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
None					

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer has been party to the following transactions since the beginning of the Issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the Issuer in reliance of 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the Issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

Specified Person	Relationship to Issuer	Nature of interest in transaction	Amount of interest
Olivia Esquivel and Brandy Cogsdill	Members and co-owners; Ms. Esquivel is the Manager	Guaranteed payments for services in managing operations	Approximately $140,000 (2025); approximately $100,000 (2024)
Olivia Esquivel	Member	$25,000 loan to the Company at 8% interest, monthly payments of approximately $507; fully repaid in 2026	$23,972 outstanding at 12/31/2024; $3,273 at 12/31/2025
Related parties	Members	Accounts payable due to related parties; non-interest bearing and due on demand	$10,193 at 12/31/2024; $2,507 at 12/31/2025

Use of Proceeds

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$30,000
Working Capital	10%	$5,000	32.90%	$164,500
Operations	56.40%	$28,200	28.20%	$141,000
Sales & Marketing	18.20%	$9,100	28.20%	$141,000
Fixed Assets	4.70%	$4,700	4.70%	$23,500

Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

Business Plan Description

Southern Pressed Juicery LLC (the "Company") is a Greenville, South Carolina food and beverage company that operates two businesses: Southern Pressed Juicery, a juice bar and café in downtown Greenville, and Southern Fix, a cold-pressed performance juice brand sold through wholesale distribution. The Company is raising capital in this Offering primarily to grow Southern Fix into a national consumer brand. Southern Pressed Juicery will continue to operate as the flagship location, brand home, and operating foundation behind Southern Fix.

Southern Pressed Juicery opened in downtown Greenville in 2015 and operates at 2 Washington Street. It sells cold-pressed juices, smoothies, acai bowls, wellness products, and plant-forward food through retail, catering, and online sales. Over more than a decade of operation, the Company has developed experience in formulation, sourcing, pricing, merchandising, branding, and operations, along with an existing customer base, supplier relationships, local and corporate partnerships, and relationships across sports and active lifestyle communities. The Company generated revenue of $786,919 in 2025 and $820,090 in 2024. In July 2025, the Company extended the lease for its Greenville location through August 31, 2030. The same month, flooding at the location interrupted operations, and the Company received $30,131 in business interruption insurance proceeds during 2025.

Southern Fix was created in response to requests from customers and retail partners for the Company's juice outside the restaurant, which traditional cold-pressed juice could not easily meet because of its short refrigerated shelf life. Southern Fix uses high pressure processing to extend unopened refrigerated shelf life to approximately 90 days without heat processing. The line consists of five 10 oz cold-pressed juices organized around use occasions, including pre-game and quick energy, performance, recovery, and off-days. Each bottle is made from fruits and vegetables with no added sugar, fillers, synthetic dyes, or caffeine. Southern Fix is produced by a third-party commercial co-packer, which allows production volume to increase without the Company building and operating its own manufacturing facility.

The Company positions Southern Fix at the intersection of cold-pressed juice, functional beverages, and active lifestyle. Established brands such as Suja, Pressed, and Pure Green have shown consumer demand for premium and functional juice. Southern Fix focuses specifically on consumers seeking performance and recovery products, offering a whole-food option in a performance beverage market largely built around hydration, caffeine, supplements, and protein. The Company believes its 10 oz bottle is more approachable and portable than the 12 oz and 16 oz formats common in the category.

Southern Fix is currently distributed through NU Foods in the Northeast, where it reaches approximately 155 downstream retail accounts in the New York City area, and through Blue Mountain Distributors in the Southeast. Blue Mountain is a regional distributor reaching approximately 800 retail doors across North Carolina, South Carolina, and portions of Georgia, including Ingles Markets and Food Lion. In July 2026, Blue Mountain was awarded a government contract providing access to military installations in North Carolina, South Carolina, Georgia, Virginia, and Maryland. Southern Fix is also onboarding with Performance Food Group, a national food and foodservice distributor. That onboarding is not complete, and there is no assurance that any distributor will continue to carry, or expand its distribution of, Southern Fix.

The Company's growth strategy combines distributor-led retail expansion with convenience, fitness and sports, hospitality, campus dining, and foodservice channels. The Company also plans to build direct-to-consumer sales through cold chain shipping, subscriptions, and bundles, which it expects to complement its wholesale business rather than drive its financial model. Under the Company's current plan, Offering proceeds will fund working capital for larger production runs, inventory, and receivables; operations, including team, payroll, supply chain, and infrastructure; sales and marketing, including retail sell-through, distributor support, sampling, athlete partnerships, and events; and targeted fixed assets.

The Company is led by its co-owners, Olivia Esquivel and Brandy Cogsdill. Ms. Esquivel founded Southern Pressed Juicery in 2015 and has spent approximately 10 years as a juice bar consultant, advising operators on product development, manufacturing, menu engineering, branding, operations, and growth. She was selected for the James Beard Foundation's Women's Entrepreneurial Leadership program. Ms. Cogsdill leads financial oversight, business operations, and financial planning.

FINANCIAL INFORMATION

Operations

The issuer has revenues and costs of revenues to date. Revenue was $786,919 in 2025 and $820,090 in 2024, a decrease of 4.0%. Cost of revenue was $272,157 in 2025 and $260,753 in 2024, resulting in gross profit of $514,762 (65.4% gross margin) in 2025 and $559,337 (68.2% gross margin) in 2024.

Expenses of the issuer to date have included general and administrative expenses (2025: $550,147; 2024: $504,435), advertising and marketing (2025: $60,794; 2024: $71,029), rent and lease (2025:

$60,857; 2024: $58,032), depreciation (2025: $11,759; 2024: $11,144), and interest expense (2025: $3,801; 2024: $1,787). General and administrative expenses include guaranteed payments to the Company's Members of approximately $140,000 in 2025 and $100,000 in 2024.

Historical performance of the issuer has been an operating loss in each of the last two years: $168,795 in 2025 and $85,303 in 2024. The Company reported net income of $14,493 in 2025 because of $187,089 in other income, consisting primarily of $104,150 in Employee Retention Tax Credit refunds, $30,131 in business interruption insurance proceeds related to flooding at the Company's location in July 2025, and $52,098 in gains on the sale of equipment. The Company reported a net loss of $86,232 in 2024. The Company's independent accountant included an emphasis-of-matter paragraph in its review report regarding substantial doubt about the Company's ability to continue as a going concern. Historic performance is not representative of expected future performance as the Company is shifting its focus to the growth of Southern Fix, its HPP cold-pressed functional beverage brand. The Company's results in 2024 and 2025 reflect the operations of its single retail location before Southern Fix was scaled through wholesale, distributor and direct-to-consumer channels. The Company intends to use the proceeds of this offering to fund inventory, operations, sales and marketing and equipment to expand Southern Fix distribution. Based on a $500,000 raise, the Company's current projections target Southern Fix revenue of approximately $2.2 million in the first year, growing to approximately $4.9 million in Year 2, $7.6 million in Year 3, $14.4 million in Year 4 and $21.3 million in Year 5. On a consolidated basis with the Company's retail location, these projections reflect total revenue of approximately $2.8 million in Year 1, growing to approximately $22.0 million in Year 5, with projected net income of approximately $124,000 in Year 1, $651,000 in Year 2 and $3.5 million in Year 5.

The reviewed financials display balance sheet activities for the years 2025 and 2024, including cash in the account at the end of 2025 in the amount of $27,366 and $7,798 at the end of 2024, inventory of $8,869 and $9,231, fixed assets net of accumulated depreciation of $53,755 and $62,961, and a right-of-use asset of $198,557 and $22,682, respectively. Total liabilities were $286,716 at the end of 2025 and $134,202 at the end of 2024, including accounts payable of $45,180 and $49,448, accrued expenses of $28,120 and $37,338, notes payable to related parties of $3,273 and $23,972, and operating lease liabilities of $210,143 and $23,444, respectively. The increase in lease liabilities reflects the July 2025 extension of the Company's lease through August 2030. Members' equity was $1,831 at the end of 2025, compared with a deficit of $31,138 at the end of 2024.

Liquidity and Capital Resources

Targeted sources of capital total up to $1,000,000 and are estimated (subject to change) as follows:

Reg CF investment: Goal of $500,000 in this investment round and up to an additional $500,000 in one or more subsequent Regulation Crowdfunding offerings over the twelve months following the close of this Offering. Together these would provide up to $1,000,000 in outside capital to fund the Company's growth plan for Southern Fix.

Debt and purchase order financing: As needed, and depending on the Company's growth and cash flow cycle, the Company may explore bank financing, purchase order financing, inventory or receivables financing, or other working capital facilities. This would help fund large wholesale orders and the timing gap between paying for production and collecting from distributors and retailers. No such financing is committed as of the date of this Offering Statement.

Existing facilities: The Company has a $50,000 revolving line of credit with United Community Bank, which matures May 20, 2027. It also has a $50,000 term financing arrangement with Wayflyer, funded in August 2026 and repaid through weekly payments. These facilities are described further under "Indebtedness" in this Offering Statement.

The Company's plan is to raise capital in stages, matching outside funding to demonstrated growth in wholesale distribution rather than raising the full amount up front. Proceeds of this Offering are expected to fund the next phase of production, distribution and sales growth described under "Use of Proceeds." The timing and size of any subsequent Regulation Crowdfunding offering will depend on the Company's results, its capital needs, and market conditions at the time. Any such offering may be made at a different price or on different terms than this Offering.

This Offering is not conditioned on the Company obtaining any other source of capital, and the Company may never conduct a subsequent offering or obtain additional financing. There is no assurance that additional capital will be available on acceptable terms or at all. If the Company raises less than the Maximum Offering Amount, or if additional capital is not available, the Company expects to scale its growth plan to the capital actually raised, prioritizing its existing

distribution relationships. Additional equity offerings may dilute the ownership of investors in this Offering. Debt financing would rank ahead of the Preferred Units in right of payment, and its terms could restrict the Company's ability to make distributions.

Offering Updates

Updates regarding the progress of the issuer in meeting the target amount will be provided via email after milestones of 30%, 60%, and 90% funded. Email notifications will also be sent once the offering has successfully completed. Updates on progress are also able to be seen on the offering page through https://marketplace.vicinityventures.co/offers/mtcy--southern-pressed-juicery.

Annual Report

The Issuer plans to provide its annual report within 120 days after the end of the fiscal year, and will inform investors via email where to find the report.

OFFERING RISK FACTORS

Investor should be aware that the Securities involves a significant, and sometimes speculative, degree of risk. Investor should carefully read these Offering Risk Factors prior to making an investment and should be able to bear the complete loss of his investment.

It is impossible to accurately predict the results to an Investor from an investment in the Company because of the Company's business risks associated with a development stage company, the risks associated with a private offering and lack of liquidity. Accordingly, Investor must make his own independent analysis of the potential risks and rewards of an investment in the Securities.

Investor should consider carefully, among other risks, the following risks, and should consult with his own legal, tax, and financial advisors prior to subscribing for Securities with respect thereto.

Business Risks

The Company's independent accountant has raised substantial doubt about its ability to continue as a going concern. The Company's reviewed financial statements for 2025 and 2024 include an emphasis-of-matter paragraph stating that the Company has realized losses, incurred negative working capital, and may continue to generate losses, which raise substantial doubt about its ability to continue as a going concern. The Company had $27,366 in cash at December 31, 2025. The Company intends to fund operations over the next twelve months with the proceeds of this Offering, revenue from operations, and its existing credit facilities. If the Company cannot raise sufficient capital or improve its operating results, it may be forced to reduce or cease operations, and investors could lose their entire investment.

The Company has incurred operating losses, and its 2025 net income depended on non-recurring items. The Company had operating losses of $168,795 in 2025 and $85,303 in 2024, and revenue declined from $820,090 in 2024 to $786,919 in 2025. The Company's 2025 net income of $14,493 resulted from $187,089 in other income, including $104,150 in Employee Retention Tax Credit refunds, $30,131 in business interruption insurance proceeds, and $52,098 in gains on the sale of equipment. The Company does not expect these items to recur. There is no assurance that the Company will achieve or sustain operating profitability.

The Company's growth plan depends on expanding Southern Fix, a wholesale business with a limited operating history. Although the Company has operated its Greenville retail location since 2014, the proceeds of this Offering will be used primarily to grow Southern Fix, its wholesale line of cold-pressed functional juices sold through distributors and retailers. The wholesale business has a limited operating history, and its prospects should be considered in light of the risks, expenses, and difficulties frequently encountered in launching and scaling a consumer packaged

goods brand. There is no assurance that Southern Fix will achieve the distribution, retail sell-through, or margins the Company expects.

The Company's growth depends on market acceptance of Southern Fix. The success of Southern Fix depends on consumers choosing its products over other beverages and on distributors and retailers continuing to carry and reorder them. Consumer preferences in the functional beverage market change quickly. If Southern Fix does not achieve broad acceptance, or if consumers prefer competing products, the Company's results of operations and financial condition would be materially and adversely affected.

The Company faces significant competition. The beverage market is highly competitive. Southern Fix competes with national cold-pressed juice brands, functional and performance beverages, sports drinks, and private-label products, many of which are sold by companies with well-established brands and far greater financial, marketing, and distribution resources than the Company. Its retail location competes with other cafés, juice bars, and restaurants in downtown Greenville. Competitors may reduce prices, increase promotional spending, or secure shelf space in ways the Company cannot match.

The Company depends on a limited number of distributors and retail customers. The Company expects a significant portion of its wholesale revenue to come from a small number of distributors and retail accounts. Distributors and retailers may reduce or stop purchasing the Company's products at any time, may demand slotting fees, promotional allowances, or chargebacks, and may set payment terms that delay the Company's receipt of cash. The loss of, or a significant reduction in orders from, any major distributor or retailer could materially reduce the Company's revenue.

Growth will increase the Company's working capital needs. The Company must pay for ingredients, packaging, and production before it is paid by distributors and retailers. As wholesale volume grows, the amount of cash tied up in inventory and receivables will increase. If the Company cannot fund these needs from operations, the proceeds of this Offering, or additional financing, it may be unable to fill orders or may need to rely on purchase order or other financing that is expensive or restrictive.

The Company relies on a third-party co-packer to produce Southern Fix. The Company does not own a wholesale production facility and relies on [a single] commercial co-packer to produce Southern Fix. The co-packer's capacity limits, minimum run sizes, scheduling, pricing, and quality control are largely outside the Company's control. If the co-packer delays production, raises prices, fails to meet quality standards, or stops working with the Company, the Company may be unable to meet orders, and identifying and qualifying a replacement could take considerable time.

Ingredient and packaging costs are volatile. The Company's products depend on fresh produce and other ingredients whose prices and availability vary with weather, crop conditions, seasonality, transportation costs, and tariffs, as well as on packaging that may be subject to supply disruptions. The Company may be unable to pass cost increases on to distributors, retailers, or consumers,

particularly once wholesale prices have been set, which would reduce its margins.

The Company's products are perishable and subject to food safety regulation. Cold-pressed juices and fresh food have a short shelf life and are subject to regulation by the U.S. Food and Drug Administration and state and local health authorities, including the FDA's juice hazard analysis and critical control point (HACCP) regulations [, which the Company addresses through high-pressure processing]. Spoilage, contamination, product recalls, regulatory action, or changes in food safety requirements could result in product losses, liability claims, increased costs, and harm to the Company's reputation. [The Company carries product liability insurance, but it may not cover all claims.]

Claims about the Company's products are subject to labeling and advertising rules. Southern Fix is marketed as a functional and performance beverage. Product labels and nutrient or health-related claims are regulated by the FDA, and advertising claims, including endorsements by athletes and other partners, are regulated by the Federal Trade Commission and state consumer protection laws. If regulators or private plaintiffs challenge the Company's claims, the Company could be required to change its labels or marketing, pay penalties or damages, or withdraw products.

The Company's retail operations depend on a single leased location. The Company's retail operations are conducted at one leased location in downtown Greenville, South Carolina under a noncancelable lease that runs through August 31, 2030, with scheduled rent increases beginning in July 2027 and additional rent of 6% of gross receipts above specified annual thresholds. Flooding at the location in July 2025 interrupted operations. Any further damage, closure, construction, or decline in customer traffic at this location could materially reduce the Company's revenue, and the Company would remain obligated for rent under the lease.

The Company has outstanding debt that is secured by its assets. The Company has a $50,000 revolving line of credit with United Community Bank that bears interest at the Wall Street Journal Prime Rate plus 1%, is secured by Company assets, matures May 20, 2027, and requires a zero balance for at least 30 days during its term. The Company also has $50,000 in term financing from Wayflyer, repaid through weekly payments of $1,493. If the Company cannot make required payments or comply with the terms of these facilities, its lenders could demand repayment and take action against the Company's assets. The Company may incur additional debt in the future without the consent of investors.

The Company may need additional capital, which may not be available. The Company's growth plan contemplates up to $1,000,000 in outside capital, including this Offering and up to an additional $500,000 in one or more subsequent Regulation Crowdfunding offerings, and the Company may also seek debt or purchase order financing. None of this additional capital is committed. If the Company raises less than the Maximum Offering Amount or cannot obtain additional capital on acceptable terms, it may be unable to implement its growth plan and may need to reduce its operations.

The Company depends on its two founders. The Company is heavily dependent on the skills, relationships, and efforts of Olivia Esquivel, its Manager, and Brandy Cogsdill, who together own all of the Common Units and lead its operations, product development, and distributor and retail relationships. The loss of the services of either founder could significantly harm the Company's business. [The Company does not maintain key-person life insurance on either founder.] The Company's future performance will also depend on its ability to attract and retain qualified employees.

Disagreements between the Common Members could disrupt the Company. The Company has two Common Members. Amendments to the Operating Agreement and certain other major decisions require the consent of both, and the Preferred Members have no vote with which to resolve a disagreement. A prolonged disagreement between the Common Members could delay or prevent important decisions, which could harm the Company's business.

Payments to the founders reduce the cash available to investors, and the Manager has a conflict of interest in setting them. The founders receive guaranteed payments for their services in managing the Company's operations, which totaled approximately $140,000 in 2025 and $100,000 in 2024. These payments are operating expenses paid before any distribution to Members, including the Preferred Members. The Manager participates in determining these payments, and their amount is not subject to the approval of the Preferred Members.

The Manager has a personal financial obligation to a former owner of the Company. In connection with her 2023 purchase of the Membership Units then held by Table 301, Inc., the Company's former majority owner, Ms. Esquivel agreed to pay Table 301, Inc. fifty percent (50%) of the first $2,000,000 of the net proceeds she receives in a future change of control of the Company, or up to $1,000,000. Under an amendment signed by Table 301, Inc., Ms. Esquivel, and the Company, this obligation is solely Ms. Esquivel's and is payable only from her own proceeds, and Table 301, Inc. has no claim against the Company, its assets, or any other Member. Because this obligation reduces the proceeds Ms. Esquivel would receive in a sale, her personal interests in evaluating a potential sale of the Company may differ from those of the Preferred Members.

The Company may be unable to protect its brands and other intellectual property. The Company relies on its Southern Pressed and Southern Fix names, recipes, and product formulations. The Company may be unable to prevent others from using similar names or copying its products, and it may face claims that its names or products infringe the rights of others. Any such events could harm the Company's brands and require costly changes or litigation.

Risks Related to the Structure of the Company and the Offering

An investment in the Preferred Units is speculative, and investors could lose their entire investment. The Company's business objectives must be considered highly speculative, and there is no assurance that the Company will satisfy them. No assurance can be given that investors will receive any return on the Preferred

Units, or any return of their capital. Each prospective investor should carefully read this Form C, the Operating Agreement, and the Subscription Agreement, and should invest only an amount the investor can afford to lose.

Distributions are at the Manager's discretion, and the Preferred Return is not guaranteed. The ten percent (10%) Preferred Return sets the order of distributions; it is not a guaranteed payment, interest, or a debt of the Company. The Manager decides whether, when, and in what amounts to make distributions, no Member has a right to demand a distribution, and the Operating Agreement prohibits distributions that would leave the Company unable to pay its debts as they become due. The Company expects to reinvest available cash in its growth for the foreseeable future. The Preferred Return may accrue for an extended period without being paid, and investors may never receive a return of their capital.

The Preferred Units are not fully senior to the Common Units. Until the Preferred Members have received their Unreturned Capital Contributions and accrued Preferred Return, distributions are split seventy percent (70%) to the Preferred Members and thirty percent (30%) to the Common Members. The Common Members therefore share in every distribution, including the proceeds of a sale of the Company, before the Preferred Members have been repaid.

The Preferred Return is limited. The Preferred Return is simple and non-compounding, accrues only on each Preferred Member's Unreturned Capital Contribution, and stops accruing on any capital as it is returned. Bonus Units are issued for no additional Capital Contribution and do not increase the capital on which the Preferred Return accrues. After the Preferred Members' Priority Amounts have been paid, the Preferred Units share in further distributions only pro rata with all other Units and carry no further preference.

The Company's debts and other obligations must be paid before any distribution to investors. All of the Company's liabilities, including amounts owed to its lenders, landlord, vendors, and employees, and the expenses of any sale transaction, must be paid or provided for before any distribution to Members, including in a sale or liquidation of the Company. The Company may incur additional debt, including debt secured by its assets, without the consent of the Preferred Members.

Preferred Members have no voting rights and very limited consent rights. The Preferred Units are non-voting. The Manager and the Common Members control the Company, including decisions to admit new Members, issue additional Units, incur debt, approve a sale of the Company, and dissolve the Company. The consent of a Preferred Majority is required only to create Units senior to the Preferred Units or to amend the Operating Agreement in a manner that adversely affects the distribution rights of the Preferred Units. Investors will have no ability to influence the Company's management.

The Operating Agreement may be amended without investor consent. Except for amendments that adversely affect the distribution rights of the Preferred Units, the Operating Agreement may be amended by the Common Members without the consent of the Preferred Members, including amendments to provisions governing management, transfers, information rights, the drag-along and tag-along rights, and other matters that may be important to investors.

Future issuances of Units may dilute investors. The Company may issue additional Preferred Units, Common Units, or other Units ranking on parity with or junior to the Preferred Units at any time and at any price without the consent of the Preferred Members, and the Preferred Units carry no preemptive or anti-

dilution rights. The Company plans a subsequent Regulation Crowdfunding offering of up to $500,000 within the next twelve months, which may be made at a different price or on different terms than this Offering. Additional Preferred Units reduce each Preferred Member's share of the seventy percent (70%) priority allocation, and all additional Units, including Bonus Units issued in this Offering, reduce each investor's share of pro rata distributions.

Preferred Members can be required to sell their Units in a sale of the Company. Under the drag-along provision of the Operating Agreement, if the Manager and holders of a majority of the Common Units approve a sale of the Company to an unaffiliated buyer, each Preferred Member must consent to the sale and, if the sale is structured as a sale of Units, sell its Preferred Units on the approved terms. Each Preferred Member appoints the Manager as its attorney-in-fact to sign the documents needed to complete the sale. Investors will have no ability to block a sale or negotiate its price or timing.

The Preferred Units have limited transferability, and no market for them exists. For one year after issuance, the Preferred Units may be transferred only as permitted by Rule 501 of Regulation Crowdfunding. After that period, a Preferred Member may transfer Preferred Units only with the Manager's consent, which may not be unreasonably withheld, and subject to the Company's thirty (30) day right of first refusal, and no transfer may be made that would violate securities laws or cause the Company to be treated as a publicly traded partnership. The Preferred Units have no redemption or put rights. There is no market for the Preferred Units, none is expected to develop, and investors should expect to hold their Preferred Units indefinitely and should not invest funds they may need in an emergency.

The price of the Preferred Units was set by the Company. The $10.00 price per Preferred Unit reflects a pre-money valuation of $4,500,000 determined by the Company based primarily on its capital needs and its view of the Company's prospects. The price was not determined by an independent appraisal and bears no relationship to the Company's book value, assets, or past earnings. The Company has had operating losses in each of the last two years. Investors may not be able to recover their investment at this price or at all.

The Company's management has limited liability and is entitled to indemnification. Under the Operating Agreement, the Manager, the Members, and the Company's officers, employees, and agents are not liable to the Company or other Members for acts or omissions made in good faith and within the scope of their authority, and the Company must indemnify them against claims, losses, and expenses arising from their service, in each case except for gross negligence, reckless conduct, willful misconduct, knowing violation of law, or an improper personal benefit. The Preferred Members owe no fiduciary duties to the Company, and the Operating Agreement permits Members and the Manager to engage in other businesses, including businesses similar to the Company's. As a result, investors may have more limited rights of action against management than they would have absent these provisions, and amounts paid in indemnification would reduce the Company's assets.

Investors will receive limited information about the Company. While The Company plans to issue quarterly investor updates, it is not a reporting company under the Securities Exchange Act of 1934 and will not file quarterly reports. Its ongoing reporting obligation is limited to an annual report on Form C-AR, which includes financial statements that are not required to be audited. The Company may terminate that obligation in the circumstances permitted by Rule 202(b) of Regulation Crowdfunding, after which

investors will receive only the limited information required by the Operating Agreement. Preferred Members do not have the inspection rights of the Common Members.

Investors may owe taxes on income they do not receive in cash. The Company is treated as a partnership for federal income tax purposes. Each Preferred Member must report its allocable share of the Company's taxable income whether or not the Company makes any distribution. Tax Distributions are at the Manager's discretion, depend on available cash, and may not be made or may not be sufficient to cover an investor's actual tax liability.

Partnership tax treatment creates additional tax and filing burdens. Each Preferred Member will receive a Schedule K-1 rather than a Form 1099. The Company will use commercially reasonable efforts to deliver K-1s within ninety (90) days after the end of each year, which may require investors to extend their own returns. [Investors who are not South Carolina residents may be subject to South Carolina income tax filing or withholding requirements.] Investing through an individual retirement account or other tax-exempt entity may generate unrelated business taxable income. Under the federal partnership audit rules, the Company's Partnership Representative has authority to bind all Members in tax proceedings, and adjustments may be assessed at the Company level. Each investor should consult the investor's own tax advisor.

The Company may fail to comply with the requirements of Regulation Crowdfunding. This Offering is made in reliance on the exemption from registration provided by Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. If the Company fails to comply with the requirements of that exemption, including the limits on the amount the Company may raise and the amount each investor may invest, or if this Offering were combined with another offering of the Company's securities, investors could have the right to rescind their purchases. Rescission claims could impose financial demands on the Company that would harm the Company and the investment of the remaining investors.

This Offering has not been reviewed by the SEC or any state securities regulator. Neither the Securities and Exchange Commission nor any state securities authority has reviewed this Offering, passed on its merits, or confirmed the accuracy or adequacy of this Form C. Investors will not have the benefit of that review and must rely on their own examination of the Company and the terms of the Offering.

The Company may close this Offering at the Target Offering Amount, and investor funds may not be returned once accepted. The Company may close this Offering once it has received commitments for the Target Offering Amount of $50,000, which is substantially less than the Maximum Offering Amount, and may close early if the Offering has been open for at least 21 days and investors are given at least five business days' notice. Investors may cancel their investment commitments until 48 hours before the offering deadline or an earlier closing date, but once the Offering closes and funds are released from escrow, investors will have no right to withdraw their investment. If the Company raises only the Target Offering Amount, it will have limited funds to implement its growth plan.

Exhibits

A) Southern Pressed Juicery, LLC Operating Agreement
B) Southern Pressed Juicery, LLC Subscription Agreement
C) Southern Pressed Juicery Financials and CPA Review Report 2025 and 2024
D) Southern Pressed Juicery Testing the Water's Page

RESTATED OPERATING AGREEMENT
OF
SOUTHERN PRESSED JUICERY, LLC

Effective November 3, 2026

SOUTH CAROLINA LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

RECITALS

Southern Pressed Juicery, LLC (the "Company") was organized as a South Carolina limited liability company on December 19, 2014.

The Company originally adopted an Operating Agreement dated December 19, 2014. Since that time, the ownership of the Company has changed through transfers of membership interests, the admission of a new member, and the redemption of a former member's interest.

Effective September 15, 2025, following the redemption of the membership interest formerly held by Brains on Fire, Inc., the Company is owned solely by Olivia Esquivel and Brandy Cogsdill in the percentages shown on Schedule A.

In connection with this Agreement, the Members desire to (a) re-denominate their existing Membership Interests into Common Units, (b) authorize a new class of non-voting Preferred Units, and (c) authorize the Company to offer and sell Preferred Units to investors under Regulation Crowdfunding, in each case as provided in this Agreement.

The Members desire to restate and replace the prior Operating Agreement and all amendments thereto so that the governing document of the Company accurately reflects the Company's current ownership and business operations, provides for management of the Company by a Manager, and authorizes the Company to raise capital through the issuance of Preferred Units. This Agreement preserves the validity of all lawful actions, transactions, and obligations of the Company occurring before the Effective Date.

NOW, THEREFORE, in consideration of the mutual covenants contained in this Agreement, the Members agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01. Defined Terms.

For purposes of this Agreement, the following terms have the meanings stated below. Other capitalized terms are defined where they first appear in this Agreement.

"Act" means the South Carolina Uniform Limited Liability Company Act of 1996, Title 33, Chapter 44 of the South Carolina Code, as amended.

"Agreement" means this Restated Operating Agreement, including Schedule A and any written amendments properly adopted under this Agreement. Any reference in this Agreement to an Article, Section, Schedule, or Exhibit shall be understood to be a reference to the applicable Article, Section, Schedule, or Exhibit contained in this Agreement, unless otherwise indicated.

"Articles" means the Articles of Organization of the Company, as amended or restated from time to time.

"Assumed Tax Rate" has the meaning given in Section 6.03.

"Bonus Units" has the meaning given in Section 13.03.

"Capital Account" has the meaning given in Section 5.06.

"Capital Contribution" means the total amount of cash and the agreed net value of any property contributed to the Company by a Member (or a Member's predecessor in interest). The Capital

Contribution of a Preferred Member equals the cash purchase price paid for its Preferred Units (excluding Bonus Units).

"Code" means the Internal Revenue Code of 1986, as amended.

"Common Member" means a Member holding Common Units, in its capacity as a holder of Common Units.

"Common Units" means the Units designated as Common Units under Section 3.07, including the Units resulting from the re-denomination under Section 3.08.

"Company" means Southern Pressed Juicery, LLC, a South Carolina limited liability company.

"Company Property" means all real, personal, tangible, and intangible property owned by the Company.

"Effective Date" means November 3, 2026.

"Manager" means the person or persons serving as manager of the Company under Section 4.06.

"Member" means each person listed on Schedule A and any person later admitted as a Member under this Agreement.

"Membership Interest" means a Member's entire economic, voting, and other ownership interest in the Company, as represented by the Units held by that Member.

"Percentage Interest" means, for any Member as of any date, the ratio (expressed as a percentage) of the number of Units held by that Member to the total number of Units then outstanding. **"Common Percentage Interest"** means, for any Common Member as of any date, the ratio (expressed as a percentage) of the number of Common Units held by that Common Member to the total number of Common Units then outstanding.

"Preferred Majority" has the meaning given in Section 13.05.

"Preferred Member" means a Member holding Preferred Units, in its capacity as a holder of Preferred Units.

"Preferred Return" means, for each Preferred Member, a cumulative, non-compounding return at the rate of ten percent (10%) per annum, accruing daily on the basis of a 365-day year on the outstanding balance of that Preferred Member's Unreturned Capital Contribution, from the date of each Capital Contribution until that Unreturned Capital Contribution is reduced to zero.

"Preferred Units" means the Units designated as Preferred Units under Section 3.07 and Article XIII, including Bonus Units.

"Priority Amount" has the meaning given in Section 6.02(a).

"Regulation CF" means Regulation Crowdfunding, 17 C.F.R. Part 227, as amended.

"Sale of the Company" means (a) a sale, lease, exclusive license, or other disposition of all or substantially all of the Company's assets; (b) a merger, consolidation, conversion, or similar transaction after which the persons who were Members immediately before the transaction hold less than a majority of the voting power of the surviving or resulting entity; or (c) a Transfer, in one transaction or a series of related transactions, of Common Units representing more than fifty percent (50%) of the outstanding Common Units, in each case other than to a Common Member or an affiliate of a Common Member.

"Securities Act" means the Securities Act of 1933, as amended.

"Tax Distribution" has the meaning given in Section 6.03.

"Transfer" means any sale, assignment, gift, pledge, encumbrance, or other disposition of all or any part of a Membership Interest, whether voluntary, involuntary, or by operation of law.

"Unit" means a unit of Membership Interest, whether a Common Unit or a Preferred Unit, which entitles the Member holding such Unit to the rights set forth in this Agreement.

"Unpaid Preferred Return" means, for each Preferred Member as of any date, the excess of (a) the cumulative Preferred Return accrued through that date over (b) the cumulative distributions made to that Preferred Member under Section 6.02(a) and applied to its Unpaid Preferred Return.

"Unreturned Capital Contribution" means, for each Preferred Member as of any date, the excess of (a) its aggregate Capital Contributions for Preferred Units over (b) the cumulative distributions made to that Preferred Member under Section 6.02(a) and applied to its Unreturned Capital Contribution.

ARTICLE II

ORGANIZATION

Section 2.01. Continuation of Company.

The Members confirm the continuation of the Company as a South Carolina limited liability company under the Act. This Agreement is intended to be the operating agreement of the Company under the Act and supersedes the prior operating agreement and all amendments to it.

Section 2.02. Name.

The name of the Company is Southern Pressed Juicery, LLC. The Company may conduct business under that name or under any trade name approved by the Members and properly registered or licensed when required.

Section 2.03. Principal Office.

The principal office of the Company is 2 Washington Street, Greenville, South Carolina 29601, or another location designated by the Members.

Section 2.04. Registered Office and Registered Agent.

The Company shall continuously maintain a registered office and registered agent in South Carolina as required by the Act. The Members may change the registered office or registered agent by making the required filing with the South Carolina Secretary of State.

Section 2.05. Purpose.

The purpose of the Company is to own and operate food and beverage establishments and engage in related activities, including juice bars, cafés, catering, retail and online sales, and any other lawful business activity permitted under South Carolina law. The Company may exercise all powers available to a limited liability company under the Act.

Section 2.06. Term.

The Company shall continue until dissolved and wound up in accordance with this Agreement or the Act.

Section 2.07. Company Property.

All Company Property shall be owned by the Company as an entity. No Member has any direct ownership interest in specific Company Property solely by reason of being a Member.

ARTICLE III

MEMBERS AND OWNERSHIP

Section 3.01. Members and Units.

The names and addresses of the Members, and the number and class of Units held by each Member, are stated on Schedule A. The Manager shall update Schedule A from time to time to reflect any issuance, Transfer, or redemption of Units made in accordance with this Agreement, and an update of that kind shall not be deemed an amendment of this Agreement.

Section 3.02. Rights of Members.

Each Member has the voting, economic, information, and other rights expressly provided by this Agreement and, to the extent not modified by this Agreement, the Act. Except as otherwise expressly provided in this Agreement (including in Section 13.05), voting rights are held exclusively by the Common Members in proportion to their Common Percentage Interests, and allocations and distributions shall be made in accordance with Article VI.

Section 3.03. No Withdrawal.

A Member may not voluntarily withdraw from the Company except with the written consent of the Manager or through a Transfer completed in accordance with Article VIII.

Section 3.04. No Required Services.

Ownership of a Membership Interest does not, by itself, require a Member to provide services to the Company. Any compensation for services shall be determined separately from distributions made by reason of ownership.

Section 3.05. Admission of Additional Members.

Except for the admission of Preferred Members in accordance with Section 3.09 and Article XIII, no additional Member may be admitted without the unanimous written consent of the Common Members. Any new Member must execute a written joinder agreeing to be bound by this Agreement, and upon such execution the Manager shall update Schedule A to reflect the Units held by that Member.

Section 3.06. Member Representations.

Each Member represents that the Member has authority to enter into this Agreement, understands the terms of this Agreement, and has had the opportunity to consult independent legal, tax, and financial advisors regarding the implications of entering into this Agreement. Each Preferred Member also makes the representations and warranties set forth in its subscription agreement with the Company.

Section 3.07. Units; Classes.

The Membership Interests of the Members are expressed in units ("Units"). The Company has two classes of Units: Common Units and Preferred Units. Common Units carry all of the voting rights of the Members under this Agreement and the Act. Preferred Units are non-voting and have the rights, preferences, and

limitations set forth in Article VI and Article XIII. Units are uncertificated unless the Manager determines otherwise.

Section 3.08. Re-denomination of Existing Membership Interests.

As of the Effective Date, the Membership Interests held by the Members immediately before the Effective Date are re-denominated into an aggregate of 450,000 Common Units, allocated among the Members in proportion to their Percentage Interests immediately before the Effective Date and as stated on Schedule A. The re-denomination does not change any Member's Capital Account or any Common Member's interest in the Company relative to the other Common Members.

Section 3.09. Issuance of Additional Units.

Subject to Sections 4.04(b) and 13.05, the Company may issue additional Units, including additional Preferred Units, at the times, at the prices, and on the terms determined by the Manager. No consent of any Preferred Member is required for the issuance of Preferred Units (including Bonus Units), Common Units, or any class or series of Units having distribution rights on parity with or junior to the Preferred Units. Upon any issuance, the Manager shall update Schedule A, and each person acquiring Units shall be admitted as a Member of the applicable class upon executing a joinder or subscription agreement agreeing to be bound by this Agreement.

ARTICLE IV

MANAGEMENT

Section 4.01. Manager-Managed Company.

The Company is a manager-managed limited liability company within the meaning of the Act. Except for matters this Agreement expressly reserves to the Common Members (including under Section 4.04) or to the Preferred Members under Section 13.05, the business and affairs of the Company shall be managed exclusively by the Manager.

Section 4.02. Authority of the Manager; No Agency of Members.

The Manager has full authority to act for and bind the Company in the ordinary course of business and to take any action authorized under this Agreement, subject to Section 4.04. No Member, solely by reason of being a Member, is an agent of the Company or has authority to act for or bind the Company. No Preferred Member, in its capacity as such, shall take part in the management or control of the Company's business.

Section 4.03. Ordinary Decisions.

The Manager and the Common Members may divide day-to-day operational responsibilities as they determine appropriate. Such allocation of responsibilities does not alter the ownership or voting rights of either Member.

Section 4.04. Common Member Approval of Major Decisions.

The following actions require the unanimous written consent of the Common Members:

(a) amending the Articles or this Agreement;

(b) admitting a new Member or issuing any additional Membership Interest, other than the issuance of Preferred Units in the Crowdfunding Offering (including Bonus Units) and the admission of the holders

of those Preferred Units as Preferred Members, each of which is approved by the Common Members' execution of this Agreement;

(c) merging, converting, or reorganizing the Company;

(d) selling, leasing, exchanging, or otherwise disposing of all or substantially all Company Property outside the ordinary course of business;

(e) voluntarily dissolving the Company or filing a voluntary bankruptcy petition;

(f) changing the Company's federal tax classification;

(g) entering into a transaction between the Company and a Member or an affiliate of a Member, other than ordinary compensation, reimbursement, or transactions on commercially reasonable terms; and

(h) guaranteeing the debt of another person or entity outside the ordinary course of business.

Section 4.05. Common Member Approval. Except where this Agreement expressly provides otherwise, any action requiring Member approval shall require the unanimous written consent of the Common Members.

When this Agreement requires Member approval but does not specify unanimity, the action is approved by the unanimous written consent of the Common Members. Each Common Member may vote in person, by written proxy, or by written consent. Preferred Members have no right to vote on, approve, or consent to any matter except as expressly provided in Section 13.05 or as required by a provision of the Act that cannot be varied by agreement.

Section 4.06. Election, Removal, and Replacement of Manager.

The Company shall have one (1) Manager. The initial Manager is Olivia Esquivel. A Manager may be elected, removed (with or without cause), or replaced only by the unanimous written consent of the Common Members. A Manager may resign upon written notice to the Common Members. A Manager need not be a Member. If more than one Manager is serving, the Managers shall act by majority unless the Common Members provide otherwise in writing.

Section 4.07. Officers and Delegation.

The Manager may appoint officers, employees, or agents and assign their authority and duties. An appointment does not create an employment contract unless stated in a separate written agreement.

Section 4.08. Compensation and Reimbursement.

The Company may pay reasonable compensation to a Member, Manager, officer, employee, or contractor for services actually rendered. The Company shall reimburse reasonable business expenses incurred on its behalf when properly documented.

Section 4.09. Standard of Conduct.

The Manager and each Common Member shall act in good faith, with the care an ordinarily prudent person in a similar position would exercise under similar circumstances, and in a manner reasonably believed to be in the best interests of the Company. The Manager and the Common Members may rely in good faith on information and advice from employees, accountants, attorneys, and other professionals selected with reasonable care. No Preferred Member owes any fiduciary duty to the Company or to any other Member solely by reason of being a Member.

Section 4.10. Other Activities.

A Member or Manager may engage in other lawful businesses and investments, including businesses that may be similar to the Company's business, provided that the person does not misuse, misappropriate, or otherwise wrongfully convertCompany Property, confidential information, or a business opportunity belonging to the Company.

ARTICLE V

CAPITAL CONTRIBUTIONS AND MEMBER LOANS

Section 5.01. Existing Contributions.

The Members acknowledge that contributions and capital accounts existing as of the Effective Date are reflected in the Company's books and tax records. This Agreement does not restate or modify historical tax basis or capital account amounts.

Section 5.02. No Mandatory Additional Contribution.

No Member is required to make an additional capital contribution unless the Member agrees in writing.

Section 5.03. Voluntary Contributions.

The Company may accept additional Capital Contributions approved by the Manager. Capital Contributions made in exchange for Units issued in accordance with Section 3.09 or Article XIII are reflected in the Units so issued. Any other additional Capital Contribution does not change any Member's Units unless the Common Members unanimously agree otherwise in writing.

Section 5.04. Member Loans.

A Member may lend money to the Company on terms approved by the Members and documented in writing. A loan is a debt of the Company and is not a capital contribution unless the Members expressly agree otherwise in writing.

Section 5.05. No Interest on Capital.

A Member is not entitled to interest on a capital contribution or capital account balance solely by reason of that contribution or balance.

Section 5.06. Capital Accounts.

The Company shall establish and maintain a separate capital account for each Member (each, a "Capital Account") in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased by its Capital Contributions and the profits allocated to it and decreased by distributions to it and the losses allocated to it. The initial Capital Account of each Preferred Member equals its Capital Contribution, and Bonus Units are issued with an initial Capital Account of zero. Upon any issuance of Units, the Manager may cause the Company to revalue its property and adjust Capital Accounts as permitted by Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

ARTICLE VI

ALLOCATIONS AND DISTRIBUTIONS

Section 6.01. Allocation of Profits and Losses.

The Company's profits and losses (and, to the extent necessary, items of income, gain, loss, and deduction) for each fiscal year shall be allocated among the Members in a manner that causes, as nearly as possible, each Member's Capital Account balance to equal the amount that would be distributed to that Member if the Company sold all of its assets for their book values, paid its liabilities (limited, for nonrecourse liabilities, to the book value of the assets securing them), and distributed the remaining proceeds under Section 6.02. Allocations for income tax purposes shall follow the corresponding book allocations, except as required by Section 704(c) of the Code.

Section 6.02. Distributions.

The Manager shall determine the amount and timing of all distributions, subject to Sections 6.03 and 6.04, and no Member has a right to demand a distribution. Except for Tax Distributions under Section 6.03 and as provided in Section 11.03, all distributions of cash or other property, whether from operations or from a Sale of the Company, refinancing, or other capital transaction, shall be made in the following order and priority:

(a) Priority Distributions. First, for so long as any Preferred Member has a Priority Amount greater than zero, seventy percent (70%) to the Preferred Members and thirty percent (30%) to the Common Members. A Preferred Member's "Priority Amount" equals the sum of its Unpaid Preferred Return and its Unreturned Capital Contribution. The amount distributed to the Preferred Members under this clause (a) shall be shared among them in proportion to their respective Priority Amounts, and each Preferred Member's share shall be applied first to reduce its Unpaid Preferred Return and then to reduce its Unreturned Capital Contribution. The amount distributed to the Common Members under this clause (a) shall be shared among them in proportion to their Common Units. If the Preferred Members' seventy percent (70%) share of a distribution would exceed their aggregate Priority Amounts, only the portion of the distribution needed to pay the aggregate Priority Amounts in full (together with the corresponding thirty percent (30%) share to the Common Members) shall be distributed under this clause (a), and the balance shall be distributed under clause (b).

(b) Pro Rata Distributions. Thereafter, to all Members in proportion to the number of Units held by each, with Common Units and Preferred Units (including Bonus Units) treated as a single class.

Section 6.03. Tax Distributions.

The Members expect that, before any other distribution is made under Section 6.02, and to the extent of cash available after the reasonable needs of the business, the Company will distribute to each Member, on or before the dates on which quarterly estimated or annual federal income tax payments are due, an amount equal to the Member's allocable share of the Company's estimated net taxable income for the applicable period (reduced by net taxable losses previously allocated to the Member and not previously taken into account) multiplied by the Assumed Tax Rate (each, a "Tax Distribution"). The amount and timing of Tax Distributions remain in the Manager's discretion, based on available cash and the reasonable needs of the business. Tax Distributions are advances against, and shall reduce, the distributions the Member is next entitled to receive under Section 6.02 or Section 11.03, and when so credited shall be treated as distributions under the applicable clause of Section 6.02.

"Assumed Tax Rate" means the highest combined federal and South Carolina marginal income tax rate applicable to an individual resident in Greenville, South Carolina for the applicable year, taking into account the character of the income, as determined by the Manager in consultation with the Company's tax professional.

Section 6.04. Limitations on Distributions.

No distribution shall be made if, after the distribution, the Company would be unable to pay its debts as they become due in the ordinary course of business or the Company's total assets would be less than the sum of its total liabilities, except as otherwise permitted by the Act.

Section 6.05. Withholding.

The Company may withhold from distributions any amount required by law and may treat the withheld amount as distributed to the affected Member.

ARTICLE VII

BOOKS, RECORDS, BANKING, AND TAX MATTERS

Section 7.01. Books and Records.

The Company shall maintain complete and accurate books and records at its principal office or another location designated by the Members. Records may be maintained electronically. Each Common Member may inspect and copy Company records during reasonable business hours upon reasonable notice, subject to appropriate confidentiality protections. The information rights of Preferred Members are set forth in Section 13.09.

Section 7.02. Fiscal Year and Accounting Method.

The fiscal year of the Company shall be the calendar year unless changed by the Members as permitted by law. The accounting method shall be selected by the Members in consultation with the Company's tax professional.

Section 7.03. Bank Accounts.

Company funds shall be held in accounts in the Company's legal name and shall not be commingled with the personal funds of a Member or Members. The Manager shall designate authorized signers and may establish reasonable banking controls with the unanimous written consent of the Common Members.

Section 7.04. Tax Classification.

The Company shall be taxed in accordance with the federal and state tax classification elected by the Members and applicable law.

Section 7.05. Tax Returns and Information.

The Members shall cause all required tax returns and reports to be prepared and timely filed and shall provide each Member with the tax information reasonably necessary for the Member's own returns. The Company shall use commercially reasonable efforts to deliver each Member's Schedule K-1 within ninety (90) days after the end of each fiscal year, or as soon as practicable after the Company's federal income tax return is filed if the return is extended.

Section 7.06. Partnership Representative.

The Manager shall designate the appropriate tax representative if required by applicable law for purposes of the federal centralized partnership audit rules, with authority to act for the Company in tax proceedings. The Manager may designate a successor. The partnership representative shall keep the Common Members reasonably informed of material tax proceedings.

Section 7.07. Tax Elections.

The Manager may make routine tax elections after consultation with the Company's tax professional. An election that materially changes the Company's tax classification or materially affects the relative economic rights of the Members requires the majority consent of the Common Members.

ARTICLE VIII

TRANSFERS OF MEMBERSHIP INTERESTS

Section 8.01. General Restriction.

A Member may not Transfer all or any part of a Membership Interest except in accordance with this Article. Any attempted Transfer in violation of this Agreement is void to the fullest extent permitted by law. Transfers of Preferred Units are also subject to Section 13.10, which controls in the event of any conflict with this Article VIII.

Section 8.02. Permitted Estate-Planning Transfers.

A Member may Transfer all or part of the Member's economic interest to a revocable trust, estate-planning entity, or wholly owned entity established primarily for the Member or the Member's immediate family, provided that:

(a) the transferring Member gives prior written notice to the Company;

(b) the transferee agrees in writing to be bound by this Agreement;

(c) the transferring Member remains responsible for obligations under this Agreement unless released in writing by the Manager; and

(d) the transferee is admitted as a Member only in accordance with Section 8.06.

Section 8.03. Proposed Sale to Third Party.

Before selling any Membership Interest to a third party, a Common Member must deliver written notice to the Company and the other Common Members stating the interest proposed to be sold, the identity of the proposed purchaser, the price, and all material terms of the bona fide offer.

Section 8.04. Right of First Refusal.

For thirty (30) days after receiving the notice described in Section 8.03, the Company shall have the first option to purchase the offered interest on the same material terms. If the Company does not exercise the option, the other Common Members shall have an additional thirty (30) days (in proportion to their Common Units, unless they agree otherwise) to purchase the offered interest on the same material terms. An exercise must be in writing.

Section 8.05. Sale to Third Party.

If neither the Company nor the other Common Members exercise the right of first refusal, the selling Member may complete the sale to the identified third party within ninety (90) days, but only on terms no more favorable to the purchaser than those stated in the notice. The purchaser receives only the economic rights transferred unless admitted as a Member under Section 8.06.

Section 8.06. Admission of Transferee.

A transferee of Common Units becomes a substituted Common Member only upon the unanimous written consent of the Common Members. A transferee of Preferred Units becomes a substituted Preferred Member upon the consent of the Manager. In either case, the transferee must execute a written joinder to this Agreement.

Section 8.07. No Release.

A Transfer does not release the transferring Member from liabilities or obligations arising before the Transfer unless the Manager agrees in writing.

ARTICLE IX

DEATH, DISABILITY, BANKRUPTCY, OR WITHDRAWAL

Section 9.01. Triggering Events.

A "Triggering Event" occurs upon a Member's death, permanent incapacity, bankruptcy, attempted prohibited Transfer, or approved withdrawal from the Company.

This Article IX applies only to Common Units. A Triggering Event affecting a Preferred Member does not give the Company or any Member a right or obligation to purchase that Preferred Member's Preferred Units. The Preferred Member's successor holds the Preferred Units subject to this Agreement and, upon executing a joinder, shall be admitted as a Preferred Member.

Section 9.02. Continuation of Company.

A Triggering Event does not automatically dissolve the Company. The Company shall continue unless dissolved under Article XI.

Section 9.03. Economic Rights After Death.

Upon a Member's death, the deceased Member's personal representative or permitted successor shall hold the deceased Member's economic rights but shall not participate in management or voting unless admitted as a Member by unanimous written consent of the surviving Member and any other existing Members.

Section 9.04. Optional Purchase.

Following a Triggering Event, the Company and the remaining Member may negotiate in good faith to purchase the affected Membership Interest. Neither the Company nor the remaining Member is required to complete a purchase unless the parties execute a written purchase agreement.

Section 9.05. Valuation if Purchase Is Agreed.

If the parties agree that a purchase will occur but cannot agree on value, fair market value shall be determined by an independent qualified business appraiser jointly selected by the parties. If they cannot agree on one appraiser within twenty (20) days, each side shall select an appraiser, and the two appraisers

shall select a third. The purchase price shall be the average of the two closest appraisals. Appraisal costs shall be shared equally unless otherwise agreed.

Section 9.06. Payment Terms.

Unless otherwise agreed in writing, a purchase price determined under Section 9.05 may be paid twenty percent (20%) at closing, with the balance paid in equal quarterly installments over five (5) years at the prime rate published in The Wall Street Journal on the closing date. The purchaser may prepay without penalty.

ARTICLE X

LIABILITY AND INDEMNIFICATION

Section 10.01. Limited Liability.

No Member or Manager is personally liable for the debts, obligations, or liabilities of the Company solely by reason of acting as a Member or Manager, except as otherwise required by law or under a separate written guaranty or agreement.

Section 10.02. Limitation of Liability.

To the fullest extent permitted by the Act, a Member, Manager, officer, employee, or agent shall not be liable to the Company or another Member for an act or omission made in good faith and in a manner reasonably believed to be within the scope of authority, except for gross negligence, reckless conduct, willful misconduct, knowing violation of law, or receipt of an improper personal benefit.

Section 10.03. Indemnification.

To the fullest extent permitted by law, the Company shall indemnify and hold harmless each current or former Member, Manager, officer, employee, or agent from claims, liabilities, losses, and reasonable expenses arising from service to the Company, except to the extent resulting from gross negligence, reckless conduct, willful misconduct, knowing violation of law, or an improper personal benefit.

Section 10.04. Insurance.

The Company may purchase and maintain insurance for the benefit of the Company and any Member, Manager, officer, employee, or agent against liabilities arising from Company activities.

ARTICLE XI

DISSOLUTION AND WINDING UP

Section 11.01. Events of Dissolution.

The Company shall dissolve upon:

(a) the unanimous written consent of the Common Members;

(b) the sale or other disposition of substantially all Company Property followed by a decision not to continue the business;

(c) entry of a judicial decree of dissolution; or

(d) another event requiring dissolution under the Act.

Section 11.02. Winding Up.

Upon dissolution, the Manager, or another person appointed by the Common Members, shall wind up the Company's affairs, collect and liquidate assets as appropriate, discharge or provide for liabilities, and take all actions necessary to terminate the Company.

Section 11.03. Order of Payment and Distribution.

After payment or adequate provision for Company liabilities, remaining assets shall be distributed in the following order: first, to creditors, including Members who are creditors; second, to establish reasonable reserves for contingent liabilities; and third, to the Members in accordance with Section 6.02, after taking into account any Tax Distributions credited under Section 6.03.

Section 11.04. Filings.

The person winding up the Company shall file Articles of Termination and any other required notices or returns after winding up is completed.

ARTICLE XII

MISCELLANEOUS

Section 12.01. Notices.

A notice required under this Agreement must be in writing and delivered personally, by nationally recognized overnight courier, by certified mail, or by electronic mail with confirmation of delivery, to the address or email address shown in the Company's records. Notice is effective when received.

Section 12.02. Amendments.

Except as provided in this Section, this Agreement may be amended only by a written instrument signed by all Common Members. Any amendment described in Section 13.05(b) also requires the consent of a Preferred Majority. No amendment may require any Member to make an additional Capital Contribution without that Member's written consent. Updates to Schedule A made by the Manager to reflect the issuance, Transfer, or redemption of Units in accordance with this Agreement are not amendments and require no Member approval.

Section 12.03. Entire Agreement.

This Agreement, together with Schedule A, constitutes the entire operating agreement among the Members concerning the governance of the Company and supersedes all prior operating agreements and amendments. It does not supersede separate purchase agreements, promissory notes, redemption agreements, guaranties, employment agreements, or other contracts except to the extent such document expressly provides otherwise.

Section 12.04. Governing Law.

This Agreement is governed by and shall be construed under the laws of the State of South Carolina, without regard to conflict-of-law principles.

Section 12.05. Dispute Resolution.

Before filing a lawsuit concerning this Agreement, the parties shall first attempt in good faith to resolve the dispute through direct discussion. If unresolved, the parties shall participate in nonbinding mediation in

Greenville County, South Carolina. This requirement does not prevent a party from seeking temporary or emergency injunctive relief when necessary to prevent immediate harm.

Section 12.06. Venue.

Any legal proceeding not resolved by agreement or mediation shall be brought in a state or federal court of competent jurisdiction located in Greenville County, South Carolina, and each party consents to that jurisdiction and venue.

Section 12.07. Waiver of Jury Trial.

TO THE FULLEST EXTENT PERMITTED BY LAW, EACH MEMBER KNOWINGLY AND VOLUNTARILY WAIVES TRIAL BY JURY IN ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE COMPANY.

Section 12.08. Confidentiality.

Each Member shall keep confidential the Company's nonpublic financial information, recipes, product formulations, customer and vendor information, pricing, business plans, passwords, and other proprietary information, except as disclosure is reasonably required for Company business, professional advice, financing, or compliance with law.

Section 12.09. Severability.

If any provision of this Agreement is held invalid or unenforceable, the remaining provisions shall remain effective, and the invalid provision shall be enforced to the maximum extent permitted by law.

Section 12.10. Waiver.

A waiver is effective only if in writing and signed by the person granting the waiver. A waiver of one breach does not waive any later breach.

Section 12.11. Further Assurances.

Each Member shall execute and deliver additional documents and take reasonable actions necessary to carry out this Agreement.

Section 12.12. Counterparts and Electronic Signatures.

This Agreement may be signed in counterparts, each of which is deemed an original. Electronic signatures and electronically transmitted copies shall have the same effect as original signatures.

Section 12.13. Binding Effect.

This Agreement binds and benefits the Members and their respective heirs, personal representatives, successors, and permitted assigns.

Section 12.14. Headings.

Article and section headings are for convenience only and do not limit or affect interpretation of this Agreement.

Section 12.15. No Third-Party Beneficiaries.

Except for persons entitled to indemnification under Article X, this Agreement is solely for the benefit of the Company and the Members and creates no rights in any other person.

ARTICLE XIII

PREFERRED UNITS AND CROWDFUNDING OFFERING

Section 13.01. Authorization of Preferred Units.

The Company is authorized to issue a class of Units designated as "Preferred Units", having the rights, preferences, and limitations set forth in this Agreement. Preferred Units may be issued in one or more closings and at one or more times, including in the Crowdfunding Offering and in any later offering approved in accordance with Section 3.09, and all Preferred Units, whenever issued, constitute a single class.

Section 13.02. Crowdfunding Offering.

The Manager is authorized, without further approval of any Member, to offer and sell Preferred Units under Section 4(a)(6) of the Securities Act and Regulation CF (the "Crowdfunding Offering") through a funding portal registered with the Securities and Exchange Commission (the "Intermediary"), at the price per Preferred Unit, in the amounts, and on the other terms set forth in the Company's offering statement on Form C, as amended (the "Form C"); to accept or reject subscriptions in whole or in part; to conduct one or more closings; and to execute and file the Form C, its amendments, progress updates, and annual reports, and all other documents necessary to complete the Crowdfunding Offering.

Section 13.03. Bonus Units.

The Manager may issue additional Preferred Units, for no additional Capital Contribution, to eligible purchasers in the Crowdfunding Offering in accordance with the bonus program described in the Form C ("Bonus Units"), rounded up to the nearest whole Unit. Bonus Units are Preferred Units for all purposes of this Agreement, including Sections 6.02(b) and 13.05, except that Bonus Units carry no Capital Contribution, and therefore no Unreturned Capital Contribution or Preferred Return accrues with respect to them.

Section 13.04. Non-Voting Units.

Preferred Units are non-voting. Except as expressly provided in Section 13.05 or as required by a provision of the Act that cannot be varied by agreement, Preferred Members have no right to vote on, consent to, or approve any matter, and Preferred Units shall not be counted in determining whether any approval of the Members has been obtained.

Section 13.05. Protective Provisions.

For so long as any Preferred Units are outstanding, the Company shall not, without the written consent of Preferred Members holding a majority of the Preferred Units then outstanding (a "Preferred Majority"):

(a) create, authorize, or issue any class or series of Units or other equity interest having rights to distributions senior to the Preferred Units; or

(b) amend, modify, or waive any provision of this Agreement (including Sections 6.02, 6.03, and 11.03, this Section 13.05, and the definitions used in them) in a manner that would adversely affect the distribution rights of the Preferred Units, including the Preferred Return and the order and priority of distributions.

For clarity, the issuance of additional Preferred Units (including Bonus Units), Common Units, or any class or series of Units having distribution rights on parity with or junior to the Preferred Units does not require

the consent of the Preferred Members. Consent may be given in writing, including by electronic means through the Intermediary's platform or another electronic system.

Section 13.06. No Management Rights; No Fiduciary Duties.

Preferred Members, in their capacity as such, shall not participate in the management or control of the Company, have no authority to act for or bind the Company, and owe no fiduciary duty to the Company or any other Member.

Section 13.07. Drag-Along.

If the Manager and Common Members holding a majority of the Common Units approve a Sale of the Company to a person that is not an affiliate of the Company or of any Common Member (an "Approved Sale"), each Preferred Member shall consent to and raise no objection to the Approved Sale and, if the Approved Sale is structured as a sale of Units, shall sell its Preferred Units on the terms approved, provided that:

(a) the proceeds of the Approved Sale payable to the Members are distributed or allocated among them in accordance with Section 6.02;

(b) each Preferred Member receives the same form of consideration as the Common Members, or cash equal to its fair value; and

(c) no Preferred Member is required to make representations or warranties other than as to its own title to its Units, authority, and similar matters, or to bear liability in excess of the proceeds it receives in the Approved Sale.

Each Preferred Member appoints the Manager as its attorney-in-fact to execute the documents necessary to complete an Approved Sale in accordance with this Section.

Section 13.08. Tag-Along.

If one or more Common Members propose to Transfer, in one transaction or a series of related transactions, Common Units representing more than fifty percent (50%) of the outstanding Common Units to a person other than a Common Member or a permitted transferee under Section 8.02, other than in an Approved Sale under Section 13.07, each Preferred Member may elect to participate in the Transfer by selling, on the same terms, a number of its Preferred Units equal to the number of its Preferred Units multiplied by a fraction, the numerator of which is the number of Common Units being Transferred and the denominator of which is the number of Common Units then outstanding. The consideration paid in the Transfer shall be allocated among the selling Members as if distributed under Section 6.02. The selling Common Members shall give the Preferred Members at least fifteen (15) days' written notice of the proposed Transfer and shall not complete it unless the purchaser also acquires the Preferred Units that Preferred Members have elected to sell.

Section 13.09. Information Rights.

The Company shall provide, or make available through the Intermediary's platform or the Company's website, to each Preferred Member (a) the annual report required by Rule 202 of Regulation CF for so long as the Company remains subject to that requirement, and (b) the Preferred Member's Schedule K-1 under Section 7.05. To the fullest extent permitted by the Act, Preferred Members have no other right to inspect or receive information concerning the Company, and any information they receive is subject to Section 12.08.

Section 13.10. Transfers of Preferred Units.

(a) Regulation CF Restriction. During the one-year period beginning when a Preferred Unit is issued, no Preferred Member may Transfer that Preferred Unit except to the Company, to an accredited investor, as part of an offering registered with the Securities and Exchange Commission, or to a member of the Preferred Member's family or the equivalent, to a trust controlled by the Preferred Member, to a trust created for the benefit of a member of the family of the Preferred Member or the equivalent, or in connection with the death or divorce of the Preferred Member or other similar circumstance, in each case as permitted by Rule 501 of Regulation CF.

(b) Manager Consent. After that period, a Preferred Member may Transfer Preferred Units only with the prior written consent of the Manager, which shall not be unreasonably withheld, and subject to the Company's right of first refusal in Section 13.10(c). A Transfer to a transferee described in Section 8.02 does not require that consent and is not subject to that right of first refusal.

(c) Right of First Refusal. Before Transferring any Preferred Units for value, a Preferred Member shall give the Company written notice of the proposed Transfer, stating the transferee, the number of Preferred Units, the price, and the other material terms. The Company (or its assignee) may purchase all or any of those Preferred Units on the same terms by written notice given within thirty (30) days after receiving the notice. Units not purchased may be Transferred to the identified transferee within sixty (60) days on terms no more favorable to the transferee.

(d) Prohibited Transfers. No Transfer of Preferred Units may be made if it would (i) violate the Securities Act or any state securities law, (ii) cause the Company to be treated as a publicly traded partnership under Section 7704 of the Code, (iii) require the Company to register any class of securities under the Securities Exchange Act of 1934 or to register as an investment company, or (iv) cause a termination or dissolution of the Company under the Act.

(e) Effect. Any purported Transfer of Preferred Units that does not comply with this Section is void, and every transferee must execute a joinder to this Agreement before being admitted as a Preferred Member.

Section 13.11. Admission of Preferred Members; Power of Attorney.

Each purchaser of Preferred Units shall be admitted as a Preferred Member upon (a) the Company's acceptance of its subscription agreement, (b) its execution, including electronically through the Intermediary's platform, of a subscription agreement or joinder agreeing to be bound by this Agreement, and (c) the Company's receipt of the purchase price, and the Manager shall update Schedule A. Each Preferred Member irrevocably appoints the Manager as its attorney-in-fact, coupled with an interest, to execute, acknowledge, and file (i) updates to Schedule A and any certificates or filings reflecting the admission of Members or the issuance of Units in accordance with this Agreement, (ii) the documents necessary to complete an Approved Sale under Section 13.07, and (iii) amendments to this Agreement adopted in accordance with Section 12.02 and Section 13.05. This power of attorney survives the death, disability, dissolution, or bankruptcy of the Preferred Member.

Section 13.12. Unit Ledger.

The Company shall maintain a ledger of the holders of Units, the number and class of Units held by each, and each Preferred Member's Capital Contribution (the "Unit Ledger"). The Unit Ledger is conclusive evidence of the Preferred Units held by each Preferred Member, absent manifest error.

Section 13.13. No Preemptive, Redemption, or Conversion Rights.

No Preferred Member has any preemptive right, any right to require the Company to redeem or repurchase its Preferred Units, any right to convert its Preferred Units into another class, or any anti-dilution protection.

SCHEDULE A

MEMBERS AND UNITS

Member	Common Units
Olivia Esquivel	244,149
Brandy Cogsdill	205,851

Preferred Members. The name of each Preferred Member, the number of Preferred Units (including Bonus Units) held by each, and each Preferred Member's Capital Contribution are recorded in the Unit Ledger maintained under Section 13.12, which is incorporated into this Schedule A by reference. The Manager shall update this Schedule A from time to time in accordance with Section 3.01.

SIGNATURE PAGE

IN WITNESS WHEREOF, the undersigned have executed this Restated Operating Agreement of Southern Pressed Juicery, LLC effective as of the Effective Date.

____
Olivia Esquivel, Member
Date: _____________________________________

____
Brandy Cogsdill, Member
Date: _____________________________________

UNANIMOUS WRITTEN CONSENT OF THE MEMBERS
OF SOUTHERN PRESSED JUICERY, LLC

The undersigned, constituting all of the Members of Southern Pressed Juicery, LLC (the "Company"), adopt the following resolutions by unanimous written consent effective November 3, 2026:

RESOLVED, that the Restated Operating Agreement of the Company presented to the Members is approved and adopted in its entirety and supersedes the Company's prior operating agreement and all amendments to it; provided, however, that all lawful actions, transactions, and obligations undertaken before its effective date remain valid and enforceable.

RESOLVED FURTHER, that the Company is converted to a manager-managed limited liability company, Olivia Esquivel is elected as the initial Manager, and the Manager is authorized to execute and file Articles of Amendment with the South Carolina Secretary of State stating that the Company is manager-managed, to execute and deliver the Restated Operating Agreement on behalf of the Company, and to take all actions reasonably necessary to implement it.

RESOLVED FURTHER, that the officers, accountants, attorneys, and other agents of the Company are authorized to update the Company's records to reflect the Units stated on Schedule A, including the re-denomination of the Members' existing Membership Interests into Common Units, and the redemption of the former membership interest of Brains on Fire, Inc.

RESOLVED FURTHER, that the Company is authorized to offer and sell Preferred Units under Regulation Crowdfunding through a registered funding portal on the terms described in Article XIII of the Restated Operating Agreement and the Company's offering statement on Form C, and the Manager is authorized to engage the funding portal; to prepare, execute, and file the Form C and its amendments, progress updates, and annual reports; and to accept subscriptions, issue Preferred Units (including Bonus Units), and admit the purchasers as Preferred Members.

DocuSigned by:
Olivia Esquivel
C41549B111E940A...

Olivia Esquivel, Member
Date: 11/3/2026

Signed by:
Brandy Cogsdill
158D9AEAC1A24BC...

Brandy Cogsdill, Member
Date: 11/3/2026

SOUTHERN PRESSED JUICERY LLC

SUBSCRIPTION AGREEMENT AND JOINDER

Preferred Units

THE PREFERRED UNITS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND ARE OFFERED IN RELIANCE ON SECTION 4(a)(6) OF THAT ACT AND REGULATION CROWDFUNDING. THEY MAY NOT BE TRANSFERRED DURING THE ONE-YEAR PERIOD BEGINNING WHEN ISSUED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING, AND ARE SUBJECT TO FURTHER TRANSFER RESTRICTIONS IN THE COMPANY'S OPERATING AGREEMENT. INVESTMENTS IN SMALL BUSINESSES INVOLVE A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY, AND THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, OR THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. NO DISTRIBUTION, INCLUDING THE PREFERRED RETURN, IS GUARANTEED.

This Subscription Agreement and Joinder (this "**Agreement**") is entered into by and between **Southern Pressed Juicery LLC**, a South Carolina limited liability company (the "**Company**"), and the undersigned subscriber (the "**Subscriber**"), effective as of the date the Company accepts it. The Company is offering Preferred Units at **$10.00 per Preferred Unit** (the "**Purchase Price**") in the Crowdfunding Offering conducted through Vicinity, LLC, as the Intermediary, and described in the Form C. The rights of the Preferred Units are set forth in the Restated Operating Agreement of the Company effective as of November 4, 2026, as amended from time to time (the "**Operating Agreement**"). Capitalized terms used but not defined in this Agreement have the meanings given to them in the Operating Agreement.

1. SUBSCRIPTION

1.1 Subscription. The Subscriber subscribes for the number of Preferred Units stated on the Signature Page (the "**Subscribed Units**") in exchange for the Capital Contribution stated on the Signature Page. The Subscribed Units consist of the Preferred Units purchased with the Capital Contribution at the Purchase Price plus any Bonus Units for which the Subscriber is eligible under the bonus program described in the Form C and Section 13.03 of the Operating Agreement. Bonus Units are issued for no additional consideration, carry no Capital Contribution, and accrue no Preferred Return. The Capital Contribution must be at least the minimum investment stated in the Form C, and no fractional Preferred Units will be issued.

1.2 Acceptance. The Company may accept or reject this subscription in whole or in part for any reason. This Agreement binds the Company only upon its acceptance. If the subscription is accepted in part, the Subscribed Units (including any Bonus Units) will be adjusted to the accepted Capital Contribution, and the Unit Ledger will control. Any rejected amount will be returned promptly, without interest or deduction.

2. PAYMENT, CLOSING, AND CANCELLATION

2.1 Payment. The Subscriber shall pay the full Capital Contribution in U.S. dollars, using a payment method made available through the Intermediary's platform, at the time the Subscriber submits this Agreement. Payment will be made to an escrow account maintained by a qualified third party in accordance with Rule 303(e) of Regulation CF, and the funds will be held in that account until they are released to the Company at a Closing or returned to the Subscriber. The Company does not receive or have access to the Capital Contribution before the Closing. If the Subscriber's payment is not received in full or is reversed, the Company may reject this subscription.

2.2 Closing. The Company may conduct one or more closings of the Crowdfunding Offering once the target offering amount stated in the Form C has been reached, and in all cases on or before the offering deadline stated in the Form C. At the closing of this subscription (the "**Closing**"), the Capital Contribution will be released from escrow to the Company, and the Company will issue the Subscribed Units in uncertificated form and record them, together with the Capital Contribution, in the Unit Ledger, which is conclusive evidence of the Preferred Units held by the Subscriber absent manifest error. The Intermediary will notify the Subscriber of the Closing and the number of Preferred Units issued, as required by Regulation CF.

2.3 Early Closing. If the target offering amount is reached before the offering deadline, the Company may hold a Closing before the offering deadline, provided that (a) the Crowdfunding Offering has been open for at least twenty-one (21) days, (b) the Intermediary gives the Subscriber at least five (5) business days' notice of the new closing date and of the Subscriber's right to cancel, and (c) the Company continues to meet the target offering amount on that date, each as required by Rule 304(b) of Regulation CF. After an early Closing, the Company may continue the Crowdfunding Offering until the offering deadline and hold additional Closings on the same terms.

2.4 Cancellation Rights. In accordance with Rule 304 of Regulation CF:

(a) the Subscriber may cancel this subscription for any reason until forty-eight (48) hours before the offering deadline, or before any earlier closing date set under Section 2.3, by following the cancellation procedures of the Intermediary's platform, after which time the subscription is binding and may not be cancelled except as provided in clause (b);

(b) if the Company makes a material change to the terms of the Crowdfunding Offering or the information provided to investors, the Subscriber will be notified, and this subscription will be cancelled unless the Subscriber reconfirms it within five (5) business days after receiving the notice;

(c) if the target offering amount is not reached by the offering deadline, or the Crowdfunding Offering is otherwise terminated before a Closing, this subscription will be cancelled automatically; and

(d) upon any cancellation, the Capital Contribution will be returned to the Subscriber within five (5) business days, without interest or deduction.

3. JOINDER TO OPERATING AGREEMENT

3.1 Joinder. Effective upon the Closing, the Subscriber becomes a party to the Operating Agreement as a Preferred Member holding the Subscribed Units and agrees to be bound by, and to comply with, all of the terms of the Operating Agreement applicable to Preferred Members and Preferred Units, with the same effect as if the Subscriber were an original signatory to it. The Subscriber's signature on the Signature Page constitutes the Subscriber's execution of the Operating Agreement and the written joinder required by Sections 3.05, 3.09, and 13.11 of the Operating Agreement, and no separate joinder is required.

3.2 Admission; Unit Ledger. Under Section 13.11 of the Operating Agreement, the Subscriber is admitted as a Preferred Member upon (a) the Company's acceptance of this Agreement, (b) the Subscriber's execution of this Agreement, and (c) the Company's receipt of the Capital Contribution at the Closing. The Manager will then update Schedule A to the Operating Agreement, under which Preferred Members and their Preferred Units are recorded in the Unit Ledger rather than listed individually.

3.3 Powers of Attorney. The Subscriber irrevocably appoints the Manager as its attorney-in-fact, as provided in Sections 13.07 and 13.11 of the Operating Agreement, to execute, acknowledge, and file on the Subscriber's behalf (a) updates to Schedule A and any certificates or filings reflecting the admission of Members or the issuance of Units, (b) the documents necessary to complete an Approved Sale, and (c) amendments to the Operating Agreement adopted in accordance with Sections 12.02 and 13.05 of the Operating Agreement. These powers are coupled with an interest and survive the death, disability, dissolution, or bankruptcy of the Subscriber.

3.4 Key Terms. The Subscriber has reviewed the Operating Agreement and understands that:

(a) the Preferred Units are non-voting, the Manager exclusively manages the Company, and the consent of a Preferred Majority is required only to create Units senior to the Preferred Units or to amend the Operating Agreement in a manner that adversely affects the distribution rights of the Preferred Units (Sections 4.01, 13.04, 13.05, and 13.06);

(b) distributions are made only when and as determined by the Manager, first as Tax Distributions and then seventy percent (70%) to the Preferred Members and thirty percent (30%) to the Common Members until each Preferred Member has received its Unpaid Preferred Return and Unreturned Capital Contribution, and thereafter to all Members in proportion to their Units (Sections 6.02 and 6.03);

(c) the ten percent (10%) Preferred Return is cumulative and non-compounding, accrues only on the Subscriber's Unreturned Capital Contribution, is not guaranteed, and is not a debt of the Company;

(d) the Subscriber may be required to sell its Preferred Units in an Approved Sale (Section 13.07), and transfers of Preferred Units are restricted, including by a Company right of first refusal (Section 13.10);

(e) the Company may issue additional Units without the consent of the Preferred Members, which may dilute the Subscriber, and the Subscriber has no preemptive, redemption, or conversion rights (Sections 3.09 and 13.13); and

(f) information rights are limited to the annual reports required by Rule 202 of Regulation CF and Schedules K-1, and Company information is confidential (Sections 12.08 and 13.09).

3.5 Operating Agreement Controls. If this Agreement conflicts with the Operating Agreement as to the Subscriber's rights or obligations as a Member, the Operating Agreement controls.

4. COMPANY REPRESENTATIONS

The Company represents that, as of the Closing: (a) it is duly organized, validly existing, and in good standing under the laws of South Carolina; (b) this Agreement and the issuance of the Subscribed Units have been duly authorized, and upon acceptance this Agreement is a binding obligation of the Company; (c) when issued against payment, the Subscribed Units will be validly issued and require no further contribution from the Subscriber, except as required by law; (d) except as disclosed in the Form C, this Agreement does not conflict with the Company's organizational documents or any law or material agreement binding on the Company; and (e) the Company is eligible to conduct the Crowdfunding Offering under Regulation CF. The Company makes no other representation except as set forth in the Form C.

5. SUBSCRIBER REPRESENTATIONS

The Subscriber represents to the Company, as of the date of this Agreement and the Closing, that:

(a) Authority. The Subscriber has full power and authority to enter into this Agreement and the Operating Agreement, which are binding on it. If the Subscriber is an entity, it is in good standing and the person signing is authorized to do so.

(b) Investment Limits. Unless the Subscriber is an accredited investor under Rule 501(a) of Regulation D, the Capital Contribution, together with all other Regulation CF investments made by the Subscriber in the prior twelve (12) months, does not exceed the limits of Rule 100(a)(2) of Regulation CF. All information the Subscriber has given the Intermediary or the Company is true and complete.

(c) Information and Risk. The Subscriber has reviewed the Form C (including its risk factors), the Operating Agreement, and this Agreement; has had the opportunity to ask questions through the Intermediary's platform; and has relied only on those documents and its own investigation. The Subscriber understands that this investment is speculative and may be lost entirely, that the Purchase Price was set by the Company, and that the Subscriber can bear the loss of the entire investment.

(d) Restricted Securities. The Subscriber is acquiring the Subscribed Units for its own account for investment. It understands that the Preferred Units are unregistered, have no public market, may not be transferred for one year except under Rule 501 of Regulation CF, are subject to the transfer restrictions of the Operating Agreement, and may need to be held indefinitely.

(e) No Advice. The Intermediary does not provide investment, legal, or tax advice or recommend the Company, and is compensated as described in the Form C.

(f) Tax. The Subscriber relies on its own tax advisors. It understands that the Company intends to be taxed as a partnership, that the Subscriber will receive a Schedule K-1 and may be allocated taxable income exceeding its distributions (which may include unrelated business taxable income for a retirement account), and it will provide an IRS Form W-9 or W-8 on request.

(g) Sanctions; Anti-Money Laundering. The Subscriber's funds are not derived from unlawful activity, the Subscriber is not a sanctioned person or located in a comprehensively sanctioned jurisdiction, and it will provide any information reasonably requested to comply with anti-money laundering requirements.

6. MISCELLANEOUS

6.1 Governing Law; Disputes. This Agreement is governed by South Carolina law. Disputes are subject to Sections 12.05 and 12.06 of the Operating Agreement, with venue in Greenville County, South Carolina. **EACH PARTY WAIVES TRIAL BY JURY IN ANY ACTION RELATING TO THIS AGREEMENT TO THE FULLEST EXTENT PERMITTED BY LAW.**

6.2 Notices; Electronic Delivery. Notices may be given by email or through the Intermediary's platform, to the Subscriber at the address on the Signature Page and to the Company at 2 W. Washington Street, Greenville, South Carolina 29601, Attention: Manager. The Subscriber consents to electronic delivery of all notices, reports, and tax forms.

6.3 Indemnification. The Subscriber shall indemnify the Company, the Manager, and the Intermediary against losses arising from any breach of the Subscriber's representations in this Agreement.

6.4 General. This Agreement, the Operating Agreement, and the Form C are the entire agreement regarding this subscription. This Agreement may be amended only in a writing signed by both parties and may not be assigned by the Subscriber without the Company's consent. Representations survive the Closing. Invalid provisions are enforced to the maximum extent permitted, and the remainder stays in effect. Joint subscribers are jointly and severally liable. This Agreement may be signed electronically, including through DocuSign, and in counterparts.

[Signature page follows.]

SIGNATURE PAGE

By signing below, the Subscriber subscribes for the Subscribed Units for the Capital Contribution stated below, agrees to be bound by this Agreement and, effective upon the Closing, joins and agrees to be bound by the Operating Agreement as a Preferred Member.

INVESTMENT

Capital Contribution: $ ____________________

Preferred Units: ____________________

Including any Bonus Units.

SUBSCRIBER

Name of Subscriber: ____________________

Signature: ____________________

Name of Signatory: ____________________

Title (if entity): ____________________

Date: ____________________

Address: ____________________

Email: ____________________

JOINT SUBSCRIBER (IF APPLICABLE)

Signature: ____________________

Name: ____________________

Date: ____________________

COMPANY ACCEPTANCE

Southern Pressed Juicery LLC accepts this subscription, subject to Section 1.2, and admits the Subscriber as a Preferred Member effective upon the Closing.

By: ____________________

Name / Title: Olivia Esquivel, Manager

Date: ____________________

Southern Pressed Juicery, LLC (the "Company") a South Carolina Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

Mongio & Associates
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Southern Pressed Juicery, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in members equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Mongio and Associates
Miami, FL
October 23, 2026

Mongio and Associates

Statement of Financial Position

	As of December 31, 2025	2024
ASSETS		
Current Assets		
Cash and Cash Equivalents	27,366	7,798
Prepaid Expenses	-	392
Inventory	8,869	9,231
Total Current Assets	36,235	17,421
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	53,755	62,961
Right Of Use Asset	198,557	22,682
Total Non-Current Assets	252,312	85,643
TOTAL ASSETS	288,547	103,064
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	45,180	49,448
Notes Payable - Related Parties	3,273	23,972
Accrued Expenses	28,120	37,338
Operating Lease Liability - Short Term Portion	39,768	23,444
Total Current Liabilities	116,341	134,202
Long-term Liabilities		
Operating Lease Liability - Long Term Portion	170,375	-
Total Long-Term Liabilities	170,375	-
TOTAL LIABILITIES	286,716	134,202
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	1,831	(31,138)
Total Equity	1,831	(31,138)
TOTAL LIABILITIES AND EQUITY	288,547	103,064

Statement of Operations

	Year Ended December 31, 2025	2024
Revenue	786,919	820,090
Cost of Revenue	272,157	260,753
Gross Profit	514,762	559,337
Operating Expenses		
Advertising and Marketing	60,794	71,029
General and Administrative	550,147	504,435
Rent and Lease	60,857	58,032
Depreciation	11,759	11,144
Total Operating Expenses	683,557	644,640
Operating Income (loss)	(168,795)	(85,303)
Other Income		
Interest Income		
Other	187,089	858
Total Other Income	187,089	858
Other Expense		
Interest Expense	3,801	1,787
Total Other Expense	3,801	1,787
Earnings Before Income Taxes	14,493	(86,232)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	14,493	(86,232)

Statement of Cash Flows

	Year Ended December 31,	
	2025	2024
OPERATING ACTIVITIES		
Net Income (Loss)	14,493	(86,232)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	11,759	11,144
Accounts Payable and Accrued Expenses	(13,487)	28,623
Inventory	362	(1,577)
Prepaids	392	5,193
Other	10,825	679
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	9,851	44,062
Net Cash provided by (used in) Operating Activities	24,344	(42,170)
INVESTING ACTIVITIES		
Fixed Assets	(2,553)	(15,220)
Net Cash provided by (used by) Investing Activities	(2,553)	(15,220)
FINANCING ACTIVITIES		
Proceeds from Notes Payables - Related Parties	(20,699)	23,972
Member Contributions/(Distributions), net	18,476	(3,750)
Net Cash provided by (used in) Financing Activities	(2,223)	20,222
Cash at the beginning of period	7,798	44,966
Net Cash increase (decrease) for period	19,568	(37,168)
Cash at end of period	27,366	7,798

Statement of Changes in Member Equity

	Total Member Equity
Beginning Balance at 1/1/2024	58,844
Capital Distributions, net	(3,750)
Net Income (Loss)	(86,232)
Ending Balance 12/31/2024	(31,138)
Capital Contributions, net	18,476
Net Income (Loss)	14,493
Ending Balance 12/31/2025	1,831

Southern Pressed Juicery, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Southern Pressed Juicery, LLC ("the Company") was formed in South Carolina on December 19th, 2014. The Company operates Southern Pressed Juicery, offering cold-pressed juices, smoothies, bowls, and other plant-based food and beverages through retail, catering, and online sales. The Company also operates Southern Fix, a wholesale beverage brand offering refrigerated, cold-pressed functional juices to retailers and distributors

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from sales of food, beverages, and merchandise through retail, online, catering, and wholesale channels. The Company's primary performance obligation is to provide products to customers, which is generally satisfied at a point in time when control of the products transfers to the customer. Retail revenue is recognized at the time of sale, while online and catering revenue is recognized upon delivery or pickup. Wholesale revenue is recognized when control transfers under the applicable delivery terms. Payments received before fulfillment, including gift card purchases, are recorded as liabilities until the related performance obligations are satisfied. Discounts and promotions are recorded as reductions of revenue.

Other Income

During 2025, the Company recognized $187,089 in other income, primarily consisting of $104,150 in Employee Retention Tax Credit refunds received from the U.S. Treasury, $30,131 in business interruption insurance proceeds related to flooding at the Company's location in July 2025, and $52,098 in gains on the sale of equipment.

Inventory

Inventory consists of food products and is stated at the lower of cost or net realizable value.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Book Value as of 12/31/25
Furniture, Fixtures & Equipment	5-7	101,963	(96,561)	5,402
Leasehold Improvements	15	165,848	(117,495)	48,353
Grand Total	**-**	**267,811**	**(214,056)**	**53,755**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on the Company's financial statements.

In July 2025, the FASB issued ASU No. 2025-05, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets* ("ASU 2025-05"). ASU 2025-05 simplifies credit loss calculations and permits the election of a practical expedient to assume that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating credit losses on current accounts receivable and current contract assets under ASC 606, Revenue from Contracts with Customers. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025. Early adoption is permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software* ("ASU 2025-06"). ASU 2025-06 updates the accounting for costs related to the development of internal-use software to reflect the evolution of software development from a sequential to an agile development method by removing references to project stages in the existing guidance and requiring capitalization of software costs when management has authorized and committed to funding a software project and it is probable that the project will be completed and the software will be used as intended. ASU 2025-06 is effective for annual reporting periods beginning after December 15, 2027. Early

adoption is permitted as of the beginning of a fiscal year. The Company is currently evaluating the guidance and its impact on the financial statements.

On September 29, 2025, the FASB issued an amendment of ASU No. 2025-07. *Derivatives and Hedging (Topic 815): Scope Refinements and Clarifications* ("ASU 2025-07"), to refine the scope of derivative guidance in ASC 815 and clarify the accounting for share-based payments from a customer in ASC 606. The amendments expand the scope exception in ASC paragraph 815-10-15-59 for non-exchange-traded contracts with underlying's based on specific operations or activities, such as changes in revenue/earnings, or going-public, or achieving product milestones/regulatory approvals, or the occurrence of specific operational events. This change excludes certain contracts previously accounted for as derivatives from the scope of Topic 815. The amendments in ASU No. 2025-07 are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual periods. Early adoption was permitted. The Company is currently evaluating the guidance and its impact on the financial statements.

Newly Adopted Accounting Pronouncements

On December 14, 2023, the FASB issued Income Taxes (Topic 740) ("ASU 2023-09"). This ASU requires the use of consistent categories and greater disaggregation in tax rate reconciliations and income taxes paid disclosures. These amendments were effective for fiscal years beginning after December 15, 2024. During 2025, the Company adopted the provisions of this updated accounting pronouncement prospectively.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company received a $25,000 loan from another member to fund operations. The loan bears interest at 8% annually and requires monthly payments of approximately $507, with additional principal payments. Outstanding principal balances were approximately $23,972 and $3,273 as of December 31st, 2024 and 2025, respectively. The loan was fully repaid in 2026.

The Company makes guaranteed payments to its members for services provided in managing operations. Such payments are included in general and administrative expenses and totaled approximately $140,000 and $100,000 in 2025 and 2024, respectively.

The Company had accounts payable due to related parties totaling approximately $2,507 and $10,193 as of December 31st, 2025 and 2024, respectively. The amounts do not accrue interest and are due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases its retail location in Greenville, South Carolina under a noncancelable operating lease. In July 2025, the Company assumed and amended the existing lease agreement, extending the lease term through August 31, 2030. Monthly base rent begins at approximately $3,941, with scheduled annual increases beginning July 2027. The agreement provides for two months of rent abatement and additional rent based on 6% of gross receipts exceeding specified annual thresholds. The Company is also responsible for certain operating expenses, including common area maintenance, property taxes, and insurance.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the weighted average interest rates and future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	Year Ended 31-Dec-25
Operating lease expense	50,228
Total	50,228

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	39,404
ROU assets obtained in exchange for new operating lease liabilities	220,834
Weighted-average remaining lease term in years for operating leases	4.67
Weighted-average discount rate for operating leases	4%

Maturity Analysis	**Operating**
2026-12	47,292
2027-12	48,006
2028-12	49,446
2029-12	50,928
2030-12	34,714
Thereafter	-
Total undiscounted cash flows	230,386
Less: present value discount	(20,243)
Total lease liabilities	210,143

NOTE 5 – LIABILITIES AND DEBT

See Note 3 – Related Party Transactions for details of loan from a member.

Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	3,273
2027	-
2028	-
2029	-
2030	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a limited liability Company wholly owned by two members. Profits, losses, and distributions are generally allocated based on ownership interests. Members are not required to make additional capital contributions unless otherwise agreed upon.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through October 23, 2026, the date these financial statements were available to be issued.

On May 20, 2026, the Company entered into a $50,000 revolving line of credit with United Community Bank. Borrowings bear interest at the Wall Street Journal Prime Rate plus 1%, with an initial rate of 7.75%. Interest payments are due monthly, and all outstanding principal and unpaid interest are due May 20, 2027. The line is secured by Company assets and requires a zero balance for at least 30 days during its one-year term.

On August 19, 2026, the Company entered into a $50,000 loan agreement with Wayflyer, providing for total repayment of $55,450, including a fixed financing fee of $5,450, through weekly payments of $1,493.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Southern Pressed Juicery

Regulation Crowdfunding

Southern Fix

Vicinity

00:15

Southern Pressed Preferred Equity Round
Goal: $500K
Pre-money Valuation: $4.5M
Preferred Return: 10%

Welcome! We are collecting indications of interest for a planned capital raise through Reg CF (Rule 206). Please review offering information and important disclosures below.

INDICATE INTEREST

Start Date November 6, 2026

End Date December 11, 2026

The Deal Shop Talk Local Buzz

Why fund our local story

This raise is about building a national brand.

Southern Fix is a South Carolina born performance juice brand built to change the

INDICATE INTEREST

Our Story
Overview
Investment Summary
Our People

role cold pressed juice plays in people's lives. Created by the team behind Southern Pressed Juicery after more than a decade inside the juice industry, Southern Fix brings cold pressed juice into the world of performance, recovery and active living. Five 10 oz cold pressed juices are built around recognizable moments, from pre-game and quick energy to performance, recovery and off-days. With an extended refrigerated shelf life, commercial production and established distribution relationships already in place, Southern Fix was designed from the start for broad retail and national distribution. The result is premium nutrition packaged with the language, lifestyle and convenience of a modern performance brand. Born in Greenville, Southern Fix is being built to scale nationally across retail, convenience, foodservice, hospitality, campus dining, fitness and direct-to-consumer.

A Differentiated Performance Brand: Southern Fix sits at the intersection of cold pressed juice, functional beverages and active lifestyle. While much of the juice category speaks broadly to health and wellness, Southern Fix is built specifically around movement, performance and recovery. Its athletic identity, approachable 10 oz format and recognizable consumption occasions give consumers an easy way to make cold pressed juice part of an active routine.

Already on Real Shelves, Not Just a Concept: Southern Fix is already reaching consumers

across retail, convenience, hospitality and athletic channels. Distribution is active through NU Foods in the Northeast and Blue Mountain Distributors in the Southeast, with Performance Food Group currently onboarding. Together, these relationships create a distribution path from regional traction toward national scale.

Built by Category Experts: Southern Fix is backed by more than a decade of operating experience through Southern Pressed Juicery and approximately 10 years of Olivia Esquivel's work as a leading global juice bar consultant. Southern Fix Co-Founders Olivia Esquivel and Brandy Cogsdill bring complementary experience across category expertise, brand building, operations, finance and growth. Southern Fix is a **women-owned business**, with Latina and minority founder representation.

Premium Positioning with a Clear Whitespace: Established brands such as Suja, Pressed and Pure Green have helped validate consumer demand for premium and functional juice. Southern Fix is taking a more focused position by building specifically for the performance consumer. Its athletic identity, 10 oz format and recognizable consumption occasions create an opportunity to establish a distinct position within the category.

Multiple Paths to Scale: Southern Fix was designed as a multi-channel CPG business. Its growth strategy combines distributor led retail expansion with convenience, fitness and sports,

hospitality, campus dining and selective DTC. This creates multiple consumer touchpoints and reduces dependence on any single route to market.

Category Tailwinds & Strategic Potential: Southern Fix is being built around characteristics that create long term strategic value in better for you beverages: differentiated positioning, broad distribution potential, repeat purchase occasions, improving unit economics and a recognizable relationship with a specific consumer.

Cold pressed juice has long had a place in wellness. Southern Fix is building its place in performance. Born in Greenville. Built for a much bigger stage.


SOUTHERN
FIX
MATCHDAY
GREENS
APPLE
SPINACH
KALE
LEMON
PRE GAME
FOUNDATION
Cold pressed

Overview

Southern Fix: Built for Scale

For years, Southern Pressed Juicery's customers and retail partners asked for its juice outside the restaurant. The limitation was shelf life. Traditional fresh cold pressed juice has a short refrigerated life, making broad wholesale distribution and national shipping difficult. Southern Fix was created to remove that

ceiling. Using high pressure processing, Southern Fix extends its unopened refrigerated shelf life to approximately **90 days without heat processing**. Production takes place through a commercial co-packing operation, allowing volume to increase without Southern Fix having to build and operate its own manufacturing plant.

The product didn't change. The constraint did.

Today, Southern Fix is produced at commercial scale, moves through established refrigerated distribution networks and reaches consumers well beyond Greenville.



FORMULATION ARCHITECTURE
(07)
FIVE SKUS. FIVE MECHANISMS. ONE TRAINING WEEK.
01
MATCH DAY GREENS
PRE-GAME FOUNDATION
2-3 HOURS PRE
02
BERRY BOOST
PERFORMANCE FUEL
60-90 MIN PRE
03
SIDELINE CITRUS
QUICK ENERGY FUEL
HALFTIME / IN-COMP
04
RECOVERY ROOT
POST-GAME RECOVERY
WITHIN 60 MIN POST
05
GOLDEN RESET
OFF-DAY RESET
REST AND TRAVEL DAYS

The timing system is designed as a simple guide, not a required regimen. Consumers can choose any flavor based on their own routines and preferences, while the clear use occasions make it easier to understand how Southern Fix fits into an active lifestyle. Every bottle is made from fruits and vegetables with no added sugar, no fillers, no synthetic dyes and no caffeine. Southern Fix offers a whole food alternative within a performance beverage landscape largely built around hydration, caffeine,

supplementation and protein. The opportunity is not to imitate those products. It is to give consumers another choice: **real fruits and vegetables packaged for active lives.** Consumer feedback has also indicated that larger 12 oz and 16 oz cold pressed juices can feel like more product than consumers want in a single occasion. Southern Fix's 10 oz bottle provides a more approachable, portable format while differentiating the brand from larger format competitors.



Distribution Is Already in Motion

NU Foods | Northeast

NU Foods provides Southern Fix with an established Northeast distribution network. Southern Fix is currently reaching approximately **155 downstream retail accounts in the NYC-area market**, providing real world commercial exposure in one of the country's largest consumer markets. NU brings particularly relevant category experience, having previously distributed Pressed and currently distributing Natalie's.

Blue Mountain Distributors | Southeast

Southern Fix is fully onboarded and taking orders through Blue Mountain Distributors, a regional full service distributor representing more than **100 Carolina produced brands** and reaching approximately **800 retail doors across North Carolina, South Carolina and portions of Georgia.** With distribution facilities in Asheville, High Point and Spartanburg, Blue Mountain serves regional grocery, independent grocers, specialty retailers and other community based accounts, including service to Ingles Markets and Food Lion. In July 2026, Blue Mountain was awarded a government contract providing access to military installations across **North Carolina, South Carolina, Georgia, Virginia and Maryland**, creating an additional institutional channel with strong alignment to Southern Fix's active lifestyle and performance positioning.

Performance Food Group | National Infrastructure

Southern Fix is currently onboarding with Performance Food Group, a **Fortune 100 company and one of the largest food and foodservice distribution companies in North America, serving more than 350,000 customer locations** through its nationwide network. This relationship gives Southern Fix access to distribution infrastructure capable of supporting significantly broader retail, convenience and foodservice expansion.

> **From an established Northeast network to an approximately 800 door regional Southeast network to the infrastructure of a national Fortune 100 distributor, Southern Fix is building the distribution ladder required to move from emerging regional brand to national CPG platform.**

Direct to Consumer
Southern Fix plans to build DTC alongside distributor led growth through cold chain shipping, subscriptions and bundles. DTC will complement, rather than drive, the financial model while providing a direct relationship with consumers and valuable first party data.

Our Foundation: Southern Pressed Juicery

Southern Pressed Juicery opened in downtown Greenville, South Carolina in 2015 around a simple belief: making better choices should feel good. For more than a decade, Southern Pressed has built customer relationships around cold pressed juice, smoothies, acai bowls, wellness products and plant forward food. That operating history created something Southern Fix could not manufacture overnight: **category knowledge.** Southern Fix begins with eleven years of experience in formulation, consumer preferences, sourcing, manufacturing, pricing, merchandising, branding and operations. It also begins with an

existing customer base, supplier relationships, local and corporate partnerships and years of community goodwill. Southern Pressed has also built relationships across sports and active lifestyle communities, creating natural opportunities to introduce Southern Fix directly to the consumers it was designed to serve. For many emerging CPG brands, these capabilities have to be built after launch. **Southern Fix starts with them.**


Southern Pressed JUICERY
THE BIG GREEN
Southern Pressed JUICERY
LORD HAVE MERCY
Southern Pressed JUICERY
HIPPIE LETTUCE
Southern Pressed JUICERY
LUCA LOVIN'
Southern Pressed JUICERY
MOON SHININ'
Southern Pressed JUICERY
A REAL HUMDINGER

The Opportunity

Southern Pressed Juicery is raising **$500K in Preferred Equity at a $4.5 million pre-money valuation** to accelerate Southern Fix into a national consumer brand.

Per the Company's current plan, proceeds are allocated across four areas:

- **35% | $175,000 | Working Capital**

Larger production runs, inventory, receivables and the working capital required to maintain service levels as wholesale distribution expands.

- **30% | $150,000 | Operations**

Team, payroll, supply chain, infrastructure and operating capabilities required to support growth.

- **30% | $150,000 | Sales & Marketing**

Retail sell-through, distributor support, consumer acquisition, trade development, sampling, athlete partnerships, events and targeted channel expansion.

- **5% | $25,000 | Fixed Assets**

Targeted equipment and other capital requirements supporting growth.

Southern Pressed Juicery will continue operating as the flagship location, brand home and operating foundation behind Southern Fix.


SOUTHERN
FIX
GOLDEN
RESET
APPLE
CARROT
GINGER
LEMON
OFF DAY
RESET

Why Now

Southern Fix has moved beyond the idea stage.

The product is commercially produced. Its extended refrigerated shelf life supports broad distribution. The brand is already reaching consumers outside its home market, and regional and national distribution infrastructure is active or onboarding.

At the same time, Southern Fix has identified a distinct opportunity to build a cold pressed juice brand around performance, movement and active living.

> **This capital is designed to accelerate an operating platform already built over more than a decade.**


RECOVERY ROOT
RED BEET

Financial Projections

These figures reflect the Growth case from the Southern Fix Revenue Model — management's primary planning scenario, sitting between a more conservative Base case and a more aggressive Upside case.

Revenue grows from $2.24M in Year 1 to $7.57M by Year 3 and $21.27M by Year 5. Most

of that growth comes from the Distributor channel, which scales from $1.4M to $19.0M over the period as Southern Fix adds new distribution partners and deepens its presence within existing ones. Direct Wholesale and Direct-to-Consumer both continue to grow steadily each year, but become a smaller share of the total as Distributor scales up.

SOUTHERN FIX · REVENUE BUILD

Revenue by Channel

Distributor partnerships carry the growth, direct wholesale and DTC scale alongside it. Company targets, not a guarantee of results.


Direct Wholesale
Distributor
DTC
$22M
$16.5M
$11M
$5.5M
$0
$2.24M
$7.57M
$21.27M
YEAR 1
YEAR 3
YEAR 5

CHANNEL	YEAR 1	YEAR 3	YEAR 5
Direct Wholesale	$0.79M	$1.25M	$1.79M
Distributor	$1.38M	$6.08M	$19.01M
DTC	$0.07M	$0.23M	$0.47M
Total Revenue	$2.24M	$7.57M	$21.27M

SOURCE: COMPANY TARGETS · NOT PRODUCED BY VICINITY · NOT A GUARANTEE OF RESULTS OR RETURNS

Market Comps

SOUTHERN FIX · MARKET COMPARABLES

SOUTHERN FIX

Transaction Detail

Disclosed acquisitions and minority investments across the functional and premium beverage category, the broader comp set behind the acquirer profiles below.

Suja Juice

Coca-Cola (VEB) · minority stake · Aug 2015

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
~$40M	$90M for stake (~$300M implied value)	7.5x

Bai Brands

Dr Pepper Snapple · full sale · Nov 2016

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
~$231M	$1.7B	7.4x

BODYARMOR

Coca-Cola · full sale · Nov 2021

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
~$1.3B	$5.6B for stake (~$6.6–$8B implied)	5.1x–6.2x*

Poppi

PepsiCo · full sale · 2025

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
~$500M	$1.95B	3.9x

Suja Life

Paine Schwartz / GSAM · full sale · Jul 2021

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
~$200M	Undisclosed	n/a

OWYN

Simply Good Foods · full sale · Jun 2024

REVENUE AT TRANSACTION	DEAL VALUE	MULTIPLE
Undisclosed	$280M	n/a

* Multiple range reflects the disclosed ~$6.6B–$8B implied enterprise value for the transaction, based on the stake price and stake percentage, not a full-transaction figure.

SOURCE: COMPANY MATERIALS & PUBLIC M&A REPORTING · FOR INVESTOR DILIGENCE

The comparable transactions span roughly 3.9x to 7.5x revenue, but that spread reflects differences in deal structure and company stage more than a single going rate for the category. The highest multiples belong to an early minority stake in a still hypergrowing brand and to sales that closed at the peak of a company's growth curve or at category-leading scale. The most recent and most comparable

full outright sale in the set priced at 3.9x, squarely inside a 3 to 5x range. That makes 3 to 5x revenue a reasonable general target for Southern Fix to plan around at exit: high enough to reflect real strategic and financial buyer demand for growing, better-for-you beverage brands, but grounded in the price a company at Southern Fix's eventual scale is actually likely to see, rather than the premiums paid for the fastest growing or largest comps in the set.

Applied to Southern Fix's own numbers, that target range turns directly into a dollar figure. At the Growth case's Year 5 revenue of $21.27M, a 3 to 5x multiple implies a full company exit value of roughly $64M to $106M. That range is wide enough to cover more than one kind of outcome. At the lower end, it looks like an outright acquisition by a strategic buyer looking to add Southern Fix's brand and distribution relationships to its own portfolio. At the higher end, or if growth continues past Year 5, it starts to look like the kind of price the largest beverage acquirers have historically paid for a faster growing or more strategically important brand.

Potential Acquirers

Southern Fix's most likely exit paths fall into two buckets: strategic beverage companies with an established playbook of acquiring emerging functional and better-for-you brands, and consumer-focused private equity firms

> actively building or investing in platforms in this category. CPG in general and health performance beverages specifically represent a market space with lots of acquisition activity, providing a clear and quick path to a potential exit if consumer demand for the product can be established.

SOUTHERN FIX · EXIT LANDSCAPE

Southern Fix: Potential Paths to a Strategic Exit

The functional-beverage category is consolidating: strategics are actively buying the emerging brands ahead of them, and consumer-focused private equity is right behind them.

RECENT CATEGORY M&A

$1.95B

Poppi → PepsiCo (2025)

PepsiCo's largest recent functional-beverage acquisition, sourced through its Ventures Group / Nutrition Greenhouse pipeline.

$1.7B

Bai Brands → Keurig Dr Pepper

Part of KDP's aggressive functional/energy roll-up, alongside **GHOST** (~$990M) and **Core Hydration** ($525M).

$500M

Health-Ade → Butterfly Equity (2025)

The most active roll-up buyer in the category right now, building a multi-brand functional/gut-health beverage platform.

$90M

Coca-Cola Investment in Suja (2015)

A minority investment through Coca-Cola's Venturing & Emerging Brands unit.

Category Tailwinds

The U.S. functional beverage market is roughly $52–62 billion and growing an estimated 4.7–6.7% annually into the early 2030s. The four deals above alone total more than $4 billion in disclosed consideration since 2015, as strategics and PE-backed platforms compete for differentiated, whole-food-positioned brands.

BUYER LANDSCAPE

STRATEGIC ACQUIRERS

The Coca-Cola Company
Venturing & Emerging Brands (VEB): a minority investment in **Suja** (2015).

PepsiCo
Ventures Group / Nutrition Greenhouse; also owns **KeVita** and **Bare Foods**.

Keurig Dr Pepper
Aggressive functional/energy consolidator with a C4 Energy stake as well.

Nestlé Health Science
Active in functional wellness/nutrition, a secondary candidate as positioning matures.

Danone · Manifesto Ventures
Backs plant-based and functional beverage brands in the U.S.

PRIVATE EQUITY / CONSUMER PLATFORMS

Butterfly Equity · Generous Brands
Acquired **Health-Ade** for $500M (2025); the category's most active roll-up buyer.

CAVU Consumer Partners
Growth equity investor in beverage and food brands.

VMG Partners
Prior institutional investor in **Suja Juice**, direct juice-category experience.

TSG

TSG Consumer Partners
Large consumer PE active in beverage roll-ups and platform building.

Encore

Encore Consumer Capital
Mid-market growth equity investor in food and beverage brands.

EXAMPLE STRATEGIC ACQUIRERS

These companies and platforms are examples based on their historical activity in beverage, wellness and consumer brands. Their inclusion does not imply current interest in Southern Fix.

SOURCE: COMPANY MATERIALS & PUBLIC M&A REPORTING · FOR INVESTOR DILIGENCE

Investment Summary

Preferred Equity Round Terms:

Raise Goal: $500K

Pre-money valuation - $4.5M

Type: Preferred Units

Preferred Return - 10%

Bonus Shares

Southern Pressed will provide certain bonus allocations to eligible Investors at the time of their investment. Bonus allocations are

awarded in the form of additional Preferred Units ("**Bonus Units**") rounded up to the nearest whole unit and do not represent additional capital contributions. Investors may stack bonus eligibility across the incentive types (ex. Early + Size based incentives) but will only be eligible for the highest bonus share allocation in each tier,

Early Investor Incentive

- 5% bonus for investment commitments made within first 10 days of offering

Investment Size Incentive:

- 10% bonus on investments of $25,000+
- 20% bonus on investments of $100,000+.

Membership Incentive

- 5% bonus for active Venture Club Members
- 10% bonus for active VentureSouth Members

Preferred Return

The Preferred Units carry a 10% Preferred Return, which accrues annually on each Investor's contributed capital. When the Company makes distributions,
Preferred Unit holders are paid first: 70% of each distribution goes to Preferred Units and 30% to Common Units, until Preferred Investors have received back their full invested

capital plus all accrued Preferred Return in full. After that point, all future distributions are shared pro rata across every unit, Common and Preferred alike, based on the number units held. This structure gives Investors priority in line for the Company's cash flow ahead of the company's founders and existing owners, while distributions themselves remain at the Company's discretion and are not guaranteed.

Our People



Olivia Esquivel, Founder, Southern Pressed Juicery | Co- Founder, Southern Fix

Olivia Esquivel founded Southern Pressed Juicery in Greenville, South Carolina in 2015 and later co-founded Southern Fix to take more than a decade of category experience into a national consumer brand. Olivia has spent approximately 10 years as a leading global juice bar consultant, advising operators on product development, manufacturing, menu engineering, branding, operations and growth. Her experience building Southern Pressed Juicery and working throughout the juice industry gives Southern Fix unusually deep founder market fit and an intimate understanding of both the product and the consumer. A Cuban-American entrepreneur, Olivia brings a Latina

and minority founder perspective to a women-owned business built in Greenville, South Carolina. She was selected for the James Beard Foundation's Women's Entrepreneurial Leadership program and has been featured in Southern Living, Vogue, Univision, the New York Observer and other national media.



Brandy Cogsdill, Partner, Southern Pressed Juicery | Co-founder, Southern Fix

Brandy Cogsdill is a Partner in Southern Pressed Juicery and co-founded Southern Fix alongside Olivia Esquivel. She brings financial oversight, business operations leadership and disciplined financial planning to the partnership as Southern Fix grows its commercial footprint. Brandy's financial and operational leadership complements Olivia's category, product, brand and growth expertise, creating a founding team with complementary strengths across the areas required to build the business.

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- No money or other consideration is being solicited, and if sent in response, will not be accepted.
- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.
- A person's indication of interest involves no obligation or commitment of any kind.

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This website, vicinityventures.co (“site”), is managed by Vicinity, LLC (“Vicinity”) and Vicinity Holdings, LLC ("Vicinity Holdings"). Vicinity is a Funding Portal (CRD# 307772) offering investments through this site under Regulation Crowdfunding (“Reg CF”). Securities offered on our site are not recommended or approved by any federal or state securities commission or regulatory authority. Vicinity does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by the applicable issuer. Each issuer is fully responsible for its offering and all information contained therein. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Securities sold under Reg CF are speculative, illiquid, and investors can lose all of their money. By using our site, you are subject to the Terms and Conditions of Service and Privacy Policy. Thank you for using our site. If you have any questions, please contact us at help@vicinityventures.co.

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